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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMPAC MORTGAGE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series B Preferred Stock, $0.001 Par Value Per Share Series C Preferred Stock, $0.01 Par Value Per Share (Title of Class of Securities)	45254P300 45254P409 (CUSIP Number of Class of Securities)

Ronald M. Morrison
General Counsel
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612
(949) 475-3600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)

Copy to:
Katherine J. Blair, Esq.
K&L Gates LLP
10100 Santa Monica Boulevard, 7th Floor
Los Angeles, California 90067
(310) 552-5000

Transaction Valuation	Amount of Filing Fee
N/A	N/A
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing

Amount Previously Paid:	N/A	Filing Party:	N/A

Form of Registration No.:	N/A	Date File:	N/A

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Joseph R. Tomkinson Chairman and Chief Executive Officer	Impac Mortgage Holdings, Inc. 19500 Jamboree Road Irvine, CA 92612 www.impaccompanies.com

                                    , 2009

To Our Preferred Stockholders:

        Enclosed with this letter is an offering circular, dated                                    , 2009 (the "Offering Circular") relating to an Offer to Purchase and Consent Solicitation with respect to the Series B Preferred Stock and Series C Preferred Stock (collectively, the "Preferred Stock") of Impac Mortgage Holdings, Inc. (the "Company"). The Offer to Purchase and Consent Solicitation is an offer to purchase each outstanding share of Series B Preferred Stock for $                        and each outstanding share of Series C Preferred Stock for $                        . If the Offer to Purchase and Consent Solicitation is successfully completed, we will also contemporaneously pay all accumulated and unpaid dividends on the Preferred Stock and pay all unpaid deferred amounts on our trust preferred securities. The accumulated and unpaid dividends are $1.17 per share of Series B Preferred Stock and $1.14 per share of Series C Preferred Stock. As of April 30, 2009, the unpaid deferred amounts on our trust preferred securities totaled $518,500, including interest thereon. In addition, you are being asked to approve amendments to our Charter to modify the terms of each series of Preferred Stock to eliminate certain rights. Information about these matters is provided in the enclosed Offering Circular.

        During the past few years, we have been seriously challenged by the unprecedented turmoil in the mortgage market, causing us to discontinue our mortgage funding operations, eliminate all but one of our reverse repurchase facilities and reduce our operating costs. One of our goals in this challenging market environment has been to align the costs of our operations to our cash flows. We believe the elimination of the Preferred Stock and the related dividends through the Offer to Purchase and Consent Solicitation will give us the enhanced balance sheet flexibility to operate and grow our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible.

        If the Offer to Purchase and Consent Solicitation is not approved, there may be a near-term negative effect on the Company's business, results of operations, and financial position, including the potential inability to satisfy our liabilities and our cash requirements related to long-term dividend and interest obligations.

        Our Board of Directors (the "Board") took into account a number of factors in determining the purchase price for the Offer to Purchase, including historical and current trading levels of each series of Preferred Stock and the estimated recovery value of the securities in a liquidation scenario. The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the tender offer.

        Completion of the Offer to Purchase and Consent Solicitation requires valid tenders and consent from at least 66 2/3% of the outstanding shares of Preferred Stock, voting together as a single class. Completion of the Offer to Purchase and Consent Solicitation also requires the approval by holders representing a majority of the outstanding shares of Common Stock of a proposal to approve the proposed amendments to our Charter to modify the terms of each series of Preferred Stock to eliminate certain rights (which we are seeking concurrently with the Offer to Purchase and Consent Solicitation). As a result of these conditions for completion of the Offer to Purchase and Consent Solicitation, the Offer to Purchase and Consent Solicitation cannot be completed unless 66 2/3% of the outstanding shares of Preferred Stock are validly tendered. Under the terms of the Offer to Purchase and Consent Solicitation, you may not tender your shares of Preferred Stock without also consenting to the proposed charter amendments to each series of Preferred Stock.

        The Offering Circular enclosed with this letter provides you with information about the reasons for the Offer to Purchase and Consent Solicitation, the terms of the Offer to Purchase and Consent

Solicitation, procedures for tendering your shares, and the proposed charter amendments to modify the terms of each series of Preferred Stock. We encourage you to read the entire Offering Circular carefully. You may also obtain additional information about us from documents we have filed with the Securities and Exchange Commission and on our website at www.impaccompanies.com.

        Thank you for your ongoing support of and continued interest in Impac Mortgage Holdings, Inc.

                      Sincerely,

                      Joseph R. Tomkinson
                      Chairman and Chief Executive Officer

OFFERING CIRCULAR

IMPAC MORTGAGE HOLDINGS, INC.
19500 Jamboree Road
Irvine, CA 92612
(949) 475-3600

OFFER TO PURCHASE FOR CASH

BY

IMPAC MORTGAGE HOLDINGS, INC.
OF ALL OUTSTANDING SHARES

OF

9.375% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK (CUSIP NO. 45254P300)

AT A PURCHASE PRICE OF $            PER SHARE

AND

9.125% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK (CUSIP NO. 45254P409)

AT A PURCHASE PRICE OF $            PER SHARE

AND

CONSENT SOLICITATION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 5:00 P.M., E.D.T., ON                                    , 2009,
UNLESS THE OFFER IS EXTENDED.

        Impac Mortgage Holdings, Inc. (the "Company," "our," "we" or "us") is offering to purchase, upon the terms and subject to the conditions set forth in this Offering Circular and in the related letters of transmittal and consent (the "Offer to Purchase"), all of our outstanding 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series B Preferred Stock") at a price of $            per share of Series B Preferred Stock and 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series C Preferred Stock" and together with Series B Preferred Stock, the "Preferred Stock") at a price of $            per share of Series C Preferred Stock.

        Concurrently with the Offer to Purchase, we are soliciting consents (the "Consent Solicitation") from holders of the Preferred Stock to amend our Charter (the "Charter") to modify the terms of the Preferred Stock as described in this Offering Circular ("Proposed Amendments").

        If successfully completed, in the Offer to Purchase and Consent Solicitation:

  •
  for each tendered share of Series B Preferred Stock accepted for purchase by us, the holder will receive $                        ; and

  •
  for each tendered share of Series C Preferred Stock accepted for purchase by us, the holder will receive $                        .

        If the Offer to Purchase and Consent Solicitation is successfully completed, we will contemporaneously pay to all holders of Preferred Stock (whether the shares are tendered or not) accumulated and unpaid dividends on the Preferred Stock. The accumulated and unpaid dividends are $1.17 per share of Series B Preferred Stock and $1.14 per share of Series C Preferred Stock. We will also contemporaneously pay all unpaid deferred amounts on our trust preferred securities, which totaled $518,500, including interest thereon, as of April 30, 2009.

        Concurrently with the Offer to Purchase and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter. If we are unable to obtain the requisite votes from the holders of our Common Stock, this Offer to Purchase and Consent Solicitation will automatically terminate and we will not pay the accumulated and unpaid dividends on the Preferred Stock. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Offer to Purchase and Consent Solicitation will automatically terminate and we will not pay the accumulated and unpaid dividends on the Preferred Stock. You must validly tender all shares of Preferred Stock that you own and deliver your consent to the Proposed Amendments to the Charter to modify the terms of the Preferred Stock in order to participate in the Offer to Purchase and Consent Solicitation.

        The Offer to Purchase and Consent Solicitation will expire at 5:00 p.m., Eastern Daylight Time, on                        , 2009, unless extended or terminated by us. The term "expiration date" means 5:00 p.m., Eastern Daylight Time, on                        , 2009, unless we extend the period of time for which the Offer to Purchase and Consent Solicitation are open, in which case the term "expiration date" means the latest time and date on which the Offer to Purchase and Consent Solicitation, as so extended, expire.

        Each series of our Preferred Stock is quoted on the over-the-counter Pink Sheets under the following symbols:

Series B Preferred Stock:	IMPHP
Series C Preferred Stock:	IMPHO

        On May [    ], 2009, the last sales price of our Series B Preferred Stock quoted over-the-counter was $[            ] per share and the last sales price of our Series C Preferred Stock quoted over-the-counter was $[            ] per share.

        See "Risk Factors" beginning on page 21 for a discussion of issues that you should consider with respect to the Offer to Purchase and Consent Solicitation.

        The Offer to Purchase and Consent Solicitation and the securities to be issued in the Offer to Purchase and Consent Solicitation have not been approved or disapproved by the Securities and Exchange Commission (the "SEC"), any state securities commission, or the similar commission or governmental agency of any foreign jurisdiction, nor has the SEC, any state securities commission, or the similar commission or governmental agency of any foreign jurisdiction determined whether the information in this Offering Circular is truthful or complete. None of the SEC, any state securities commission or any similar commission or governmental agency of any foreign jurisdiction has passed upon the merits or fairness of the Offer to Purchase and Consent Solicitation, or passed upon the adequacy or accuracy of the disclosure contained in this Offering Circular. Any representation to the contrary is a criminal offense.

        This Offering Circular is first being mailed to holders of the Preferred Stock on or around                        , 2009.

The Information Agent for the Offer to Purchase is:

D.F. King & Co., Inc.

The date of this Offering Circular is                        , 2009.

        "Questions and Answers about the Offer to Purchase and Consent Solicitation" and a "Summary" describing the principal terms and conditions of the Offer to Purchase and Consent Solicitation follow. You should read this entire Offering Circular and the applicable Letter(s) of Transmittal and Consent carefully before deciding whether or not to tender your Preferred Stock and deliver your consent. You may want to consult with your personal financial advisor or other legal or investment professional(s) regarding your individual circumstances. All common share and per common share information contained in this Offering Circular has been adjusted to reflect a 1-for-10 reverse split of our Common Stock that was effected on December 30, 2008.

        As of May             , 2009, 2,000,000 shares of our Series B Preferred Stock and 4,470,600 shares of our Series C Preferred Stock were outstanding, each of which has a liquidation preference of $25.00 per share.

        We are seeking consents from holders of the Preferred Stock to amend certain provisions and eliminate other provisions (collectively, the "Proposed Amendments") applicable to each series of Preferred Stock as described in "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation." See Annex A and Annex B to this Offering Circular for the amended text of the affected provisions of the Charter reflecting the Proposed Amendments. Under Maryland law and the Charter, the affirmative vote of holders of outstanding shares of Common Stock entitled to cast a majority of all the votes entitled to be cast on the proposal is necessary to approve the amendments to the Charter modifying the terms of each series of Preferred Stock. Concurrently with the Offer to Purchase and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter. If we are unable to obtain the requisite votes from the holders of our Common Stock to approve the Proposed Amendments, this Offer to Purchase and Consent Solicitation will automatically terminate and we will not purchase any tendered shares or pay the accumulated and unpaid dividends on the Preferred Stock. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Offer to Purchase and Consent Solicitation will automatically terminate and we will not purchase any tendered shares or pay the accumulated and unpaid dividends on the Preferred Stock.

        At any time, our Board of Directors (the "Board") may determine that we will make less than all of the proposed modifications under the Proposed Amendments, extend the                        , 2009 expiration date for the approval of the Proposed Amendments and the completion of the Offer to Purchase and Consent Solicitation, change the terms of the Offer to Purchase and Consent Solicitation or undertake a combination of the foregoing.

        None of our officers, employees, the Board, the Information Agent (as defined below), the Depositary (as defined below) or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares in the Offer to Purchase and Consent Solicitation. You must make your own investment decision regarding the Offer to Purchase and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.

        In order to tender shares in the Offer to Purchase and Consent Solicitation, you must consent and authorize the Depositary to consent on your behalf to the Proposed Amendments by executing letters of transmittal and consent or request that your broker or nominee tender and consent on your behalf.

No meeting has been or is being held in conjunction with the Consent Solicitation. Consents may only be submitted on the terms set forth in the Offering Circular. See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation."

        Our officers, directors and employees may solicit tenders from holders of our Preferred Stock and may answer inquiries concerning the Offer to Purchase and Consent Solicitation, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

        D.F. King & Co., Inc. is acting as Information Agent (the "Information Agent") for the Offer to Purchase and Consent Solicitation. The Information Agent will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities.

        Questions related to the terms of the Offer to Purchase and Consent Solicitation and requests for assistance or for additional copies of this Offering Circular, the letters of transmittal and consent or any other documents may be directed to the Information Agent using its contact information set forth on the back cover of the Offering Circular or by telephone toll-free at (800) 269-6427. Beneficial owners may also contact their custodian for assistance concerning the Offer to Purchase and Consent Solicitation.

        American Stock Transfer and Trust Company is acting as the Depositary for the Offer to Purchase and Consent Solicitation (the "Depositary"). Questions regarding the Offer to Purchase and Consent Solicitation may also be directed to our Department of Investor Relations, which may be contacted at                                    .

        You should rely only on the information contained or incorporated by reference, and included herewith, in this Offering Circular. Except for the Information Agent, we have no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder. None of us, the Depositary or the Information Agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the delivery of this Offering Circular nor any purchase made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its subsidiaries since the respective dates as of which information is given in this Offering Circular. We are offering to purchase, and are seeking tenders of, the Preferred Stock only in jurisdictions where the offers or tenders are permitted.

QUESTIONS AND ANSWERS ABOUT
THE OFFER TO PURCHASE AND CONSENT SOLICITATION

        The following are some questions regarding the Offer to Purchase and Consent Solicitation that you may have as a holder of the Preferred Stock and the answers to those questions. We urge you to read carefully the entire Offering Circular, including the section entitled "Risk Factors," the related letters of transmittal and consent, our annual report on Form 10-K for the year ended December 31, 2008 (the "Annual Report") and our Quarterly Report on Form 10-Q for the period ended March 31, 2009. Additional important information is contained in the remainder of this Offering Circular.

        All references to "IMH," the "Company," "we," "our," "ours" and "us" and similar terms are to Impac Mortgage Holdings, Inc. and its subsidiaries, unless the context otherwise requires. Except as otherwise specified, all common share and per common share information in this Offering Circular has been adjusted to reflect a reverse stock split of our Common Stock that was effected on December 30, 2008, in which each 10 outstanding shares of our Common Stock were converted into 1 share of our Common Stock.

         Who is offering to buy my Preferred Stock?

        Impac Mortgage Holdings, Inc. is offering to repurchase all outstanding shares of Series B Preferred Stock and Series C Preferred Stock in a self-tender offer. All shares of Preferred Stock that are validly tendered and accepted for purchase by us in the Offer to Purchase and Consent Solicitation will become authorized but unissued shares.

         What is the purpose of the Offer to Purchase and Consent Solicitation?

        Since 2007, our management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; declines in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, we discontinued certain operations, resolved and terminated all but one of our reverse repurchase lines, which was restructured, satisfied $33.0 million of trust preferred securities for $4.95 million, exchanged $51.3 million in trust preferred securities for new notes and settled a portion of our outstanding repurchase claims, while also reducing our operating costs and liabilities.

        We did not pay dividends on the Preferred Stock for the fourth quarter of 2008 and the first quarter of 2009. As of March 31, 2009, the accumulated and unpaid dividends on the Preferred Stock were $7.4 million in aggregate. We have also deferred payments on our trust preferred securities since December 2008. As of April 30, 2009, excluding the trust preferred securities that were recently exchanged for new notes, our outstanding deferred payments, including interest thereon, on our remaining trust preferred securities were $518,500 in aggregate.

        One of our goals in this challenging market environment has been to align the costs of our operations to our cash flows. The acceptance of this Offer to Purchase and Consent Solicitation would reduce the Company's continuing obligation to pay or accumulate quarterly dividends on the Preferred Stock, thereby allowing the Company to use or preserve cash for other purposes. Currently, the aggregate dividends on the outstanding Preferred Stock total approximately $14.9 million per year.

        If we receive the requisite approval from the holders of Preferred Stock and Common Stock and the Offer to Purchase and Consent Solicitation is completed, then contemporaneously with the closing we will pay all accumulated and unpaid dividends on the Preferred Stock and unpaid deferred amounts on our trust preferred securities. Holders that tender their shares of Preferred Stock will also receive the consideration pursuant to this Offer to Purchase. Assuming all shares of Preferred Stock are validly tendered (and not withdrawn) and repurchased by us, we will pay an aggregate purchase price of

$                        pursuant to this Offer to Purchase and Consent Solicitation. Those holders who do not tender their shares of Preferred Stock, despite the completion of the Offer to Purchase and Consent Solicitation, will only receive the cumulated dividends on the Preferred Stock. Plus, if the Offer to Purchase and Consent Solicitation is completed, our obligation to pay future accumulated and unpaid dividends on any remaining outstanding shares of Preferred Stock will be eliminated and future dividends, if any, will be non-cumulative.

        We believe the significant reduction or elimination of the outstanding Preferred Stock and the elimination of the related dividends obligations will give us the enhanced balance sheet flexibility to operate and grow our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible.

        If the Offer to Purchase and Consent Solicitation is not approved, there may be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock and obligations pursuant to the terms of our remaining trust preferred securities. We currently have no present intention to pay future dividends on the Preferred Stock. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to pay dividends for the fourth quarter of 2008 and the first quarter of 2009 constitute two quarterly periods for purpose of this determination.

         What will I receive in the Offer to Purchase and Consent Solicitation if I tender my shares of Preferred Stock and they are accepted?

        If successfully completed, in the Offer to Purchase and Consent Solicitation:

  •
  for each tendered share of Series B Preferred Stock accepted for purchase by us, you will receive $            ; and

  •
  for each tendered share of Series C Preferred Stock accepted for purchase by us, you will receive $            .

        You will also receive contemporaneously with the purchase price for the Preferred Stock all accumulated and unpaid dividends on each share of Preferred Stock, which, as of March 31, 2009, was $1.17 per share of Series B Preferred Stock and $1.14 per share of Series C Preferred Stock.

         When and how will I be paid for my tendered shares of Preferred Stock?

        If all terms and conditions for completion of the Offer to Purchase and Consent Solicitation are satisfied or waived, we will pay for all validly tendered and not withdrawn shares of Preferred Stock promptly after the expiration date of the Offer to Purchase and Consent Solicitation. We refer to the date on which such payment is made as the "payment date." We expect the payment date to be                                    , 2009. We reserve the right to delay payment for the Preferred Stock pending anticipated receipt of any applicable governmental or regulatory approvals.

        We will pay for your validly tendered and not withdrawn shares of Preferred Stock by depositing the aggregate consideration, as well as an amount for all accumulated and unpaid dividends, with the Depositary, which will act as your agent for purposes of receiving payments from us and transmitting the payments to you. In all cases, payment for tendered shares of Preferred Stock will be made only after timely receipt by the Depositary of your certificates for such shares, or in the case of stockholders who own shares in book-entry form, an indication in the letter of transmittal that such stockholder is tendering its shares, plus a properly completed and duly executed letter of transmittal and any other required documents for such shares. See "Tender of Preferred Stock; Acceptance for Payment and Payment for Shares."

         How did the Board determine the consideration to be paid in the Offer to Purchase and Consent Solicitation?

        The Board took into account a number of factors in determining the purchase price for the shares of Preferred Stock, including historical and current trading levels of the Preferred Stock and the estimated recovery value of the securities in a liquidation scenario. The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the tender offer.

        Our Board has made no determination that the purchase price represents a fair valuation of the Preferred Stock. We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis of fairness in connection with the approval of the Offer to Purchase and Consent Solicitation. We cannot assure you that if you tender your shares of Preferred Stock you will receive the same or greater value than if you choose to keep them.

         What are the conditions to the closing of the Offer to Purchase and Consent Solicitation?

        We are not obligated to purchase any tendered shares of Preferred Stock if:

  1.
  there is any litigation regarding the Offer to Purchase and Consent Solicitation:

    •
    challenging or seeking to make illegal, materially delay, restrain or prohibit the Offer to Purchase and Consent Solicitation or the acceptance for purchase of shares of Preferred Stock; or

    •
    which would have a material adverse effect on us;

  2.
  the consummation of the Offer to Purchase and Consent Solicitation would violate any law, rule or regulation applicable to us, including limitations on distributions pursuant to Maryland law;

  3.
  any law, rule, regulation or governmental order becomes applicable to us that results, directly or indirectly, in the consequences described under paragraph 1 above;

  4.
  less than 66 2/3% of the outstanding shares of the Preferred Stock, voting as a single class separate from the Common Stock (which is equivalent to 66 2/3% of the aggregate liquidation preference of the outstanding shares of the Preferred Stock), are tendered (and thereby consent to the Proposed Amendments to our Charter) in the Offer to Purchase and Consent Solicitation; or

  5.
  less than a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter vote in favor of such amendments.

        We will, in our reasonable judgment, determine whether each of the Offer to Purchase and Consent Solicitation conditions have been satisfied and whether to waive any conditions that have not been satisfied.

        Pursuant to the terms of the Preferred Stock, we are not permitted to purchase any shares of Preferred Stock unless full cumulative dividends are contemporaneously declared and paid.

        See "The Offer to Purchase and Consent Solicitation—Conditions of the Offer to Purchase and Consent Solicitation" and "The Offer to Purchase and Consent Solicitation—Extension, Termination and Amendment."

         If the Offer to Purchase and Consent Solicitation is NOT successfully completed, what will be the consequences?

        There may be significant adverse consequences to the Company if the proposal to approve the Proposed Amendments is not approved by the holders of Common Stock or the Proposed Amendments are not approved by the holders of Preferred Stock. In such a case, the holders of Preferred Stock will continue to be entitled to cumulative dividends. However, given our current financial condition, we currently do not intend to pay future dividends on the Preferred Stock if the Offer to Purchase and Consent Solicitation is not successfully completed. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right. Future dividends payable to the holders of Series B Preferred Stock and Series C Preferred Stock would likely represent a significant reduction in our cash, making it difficult for us to satisfy other continuing obligations. We may not be able to raise additional capital if we cannot pay dividends on the Preferred Stock or satisfy our outstanding obligations. As a result, we may not be able to accomplish our goals, rebuild our business, and, given the limited opportunities available in the financial market, we may be required to change our current plan of operations, which we can not determine at this time, but could include a wind down of the Company.

        In light of the continuing turmoil in the mortgage market, our ability to continue our operations is dependent upon our ability to implement successfully our strategic initiatives and acquire new operations that contribute sufficient additional cash flow to enable us to meet our current and future expenses. Our future financial performance and success are dependent in large part upon our ability to implement our contemplated strategies successfully. We have restructured our existing reverse repurchase line, exchanged about half of our trust preferred securities for new notes, and satisfied a portion of our trust preferred securities in an effort to reduce payment obligations. To the extent that we are not successful in reducing our payment obligations, we would be unlikely to be able to continue our operations as planned, thereby requiring us to reduce our operating costs and expenses so that our income can cover those costs.

         If I decide not to tender my shares of Preferred Stock and the Offer to Purchase and the Consent Solicitation is completed, how will the completion of the Offer to Purchase and the Consent Solicitation affect my shares of Preferred Stock?

        If you decide not to tender your shares of Preferred Stock and the Proposed Amendments take effect, the rights of your Preferred Stock will be materially and adversely affected and the value of your Preferred Stock may decline.

        If we receive the requisite approvals from the holders of the Preferred Stock and Common Stock and the Proposed Amendments take effect, even if you do not tender your shares in the Offer to Purchase and the Consent Solicitation, you will still receive the accumulated and unpaid fourth quarter 2008 and first quarter 2009 dividends on the Preferred Stock. However, you will be subject to and bound by the Proposed Amendments, which, among other things, will permit us to declare and pay dividends on our Common Stock or shares of any other class or series of our capital stock, except any class or series of stock on parity with the Preferred Stock ("Parity Preferred"), or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of preferred stock, without paying or setting apart for payment any dividends on the

Preferred Stock, eliminate any accumulated and unpaid dividends on the Preferred Stock and make all dividends non-cumulative.

        If you decide not to tender your shares of Preferred Stock and we complete the Offer to Purchase and the Consent Solicitation, thereby significantly reducing the number of outstanding shares of each series of Preferred Stock, the liquidity and possibly the market price of your shares of Preferred Stock may be adversely affected.

        See "Risk Factors—Risks Related to the Offer to Purchase and Consent Solicitation," "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation" and "The Offer to Purchase and Consent Solicitation—Effects of Tenders and Consents" for more detail and Annex A and Annex B hereto for the complete text of the Proposed Amendments.

         Am I required to tender my shares of Preferred Stock in order to receive the accumulated and unpaid dividends on my shares of Preferred Stock?

        No. If the Offer to Purchase and Consent Solicitation is successfully completed, but you choose not to tender your shares of Preferred Stock, you will still receive the accumulated and unpaid dividends on your shares of Preferred Stock. Pursuant to the terms of the Preferred Stock, we are not permitted to purchase the Preferred Stock unless full cumulative dividends on the Preferred Stock are declared and paid contemporaneously. You will not receive any purchase consideration if you do not tender your shares.

         Will I receive accumulated and unpaid dividends if the Offer to Purchase and Consent Solicitation is NOT successfully completed?

        No, we will not pay the accumulated and unpaid dividends on the Preferred Stock if the Offer to Purchase and Consent Solicitation is not successfully completed. Accumulated and unpaid dividends on the Preferred Stock will only be paid if the Offer to Purchase and Consent Solicitation is successfully completed.

         When will the Offer to Purchase and Consent Solicitation expire?

        The Offer to Purchase and Consent Solicitation is currently scheduled to expire at 5:00 p.m., Eastern Daylight Time, on                         , 2009. We may, however, extend the Offer to Purchase and Consent Solicitation from time to time as necessary until all the conditions to the Offer to Purchase and Consent Solicitation have been satisfied or waived.

        See "The Offer to Purchase and Consent Solicitation—Extension, Termination and Amendment."

         Under what circumstances can the Offer to Purchase and Consent Solicitation be extended?

        We may extend the Offer to Purchase and Consent Solicitation for any period at our sole discretion to increase the time in which holders of Preferred Stock may tender their shares. We will also extend the expiration date of the Offer to Purchase and Consent Solicitation if required by applicable law or regulation.

        See "The Offer to Purchase and Consent Solicitation—Extension, Termination and Amendment."

         What happens to my tendered shares if the Offer to Purchase and Consent Solicitation is terminated?

        The Offer to Purchase and Consent Solicitation may be terminated if:

  •
  we are unable to obtain the requisite votes from the holders of our Common Stock;

  •
  we do not receive the requisite consent from the holders of the Preferred Stock; or

  •
  the other conditions to the Offer to Purchase discussed in this Offering Circular are not satisfied or (where within the Company's discretion) waived, including, but not limited to, if the Company does not satisfy the distribution requirements under Maryland law at the requisite time to complete the Offer to Purchase and Consent Solicitation.

If the Offer to Purchase and Consent Solicitation is terminated and you previously have tendered shares, we will return certificates for such shares of Preferred Stock tendered (or, in the case of shares of Preferred Stock tendered in uncertificated form, those shares of Preferred Stock will be credited back to an appropriate account) as soon as practicable following the termination of the Offer to Purchase and Consent Solicitation without expense to the tendering stockholder.

        See "Tender of Preferred Stock; Acceptance for Payment and Payment for Shares."

         How will I be notified if the Offer to Purchase and Consent Solicitation is extended, amended or terminated?

        If the Offer to Purchase and Consent Solicitation is extended, amended or terminated, we will promptly notify The Depository Trust Company, which we refer to as "DTC," and make a public announcement by issuing a press release. In the case of an extension, the announcement will be issued no later than 9:00 a.m., Pacific Standard Time, on the next business day after the previously scheduled expiration date of the Offer to Purchase and Consent Solicitation.

        See "The Offer to Purchase and Consent Solicitation—Extension, Termination and Amendment."

         Will I have to pay any fees or commissions for participating in the Offer to Purchase and Consent Solicitation?

        If you hold your shares through a broker, dealer or other nominee, and your broker, dealer or other nominee tenders the shares on your behalf, your broker, dealer or other nominee may charge you a fee for doing so. You should consult your broker, dealer or other nominee to determine whether any charges will apply.

        See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation" and "The Offer to Purchase and Consent Solicitation—Expenses."

         May I tender only a portion of the shares of Preferred Stock that I hold?

        No. You must tender all of your shares of Preferred Stock to participate in the Offer to Purchase and Consent Solicitation. If you own shares of more than one series of Preferred Stock, you must tender all of the shares of Preferred Stock of each series that you own to participate in the Offer to Purchase and Consent Solicitation. See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation."

         How do I tender my shares of Preferred Stock?

        If you hold physical share certificates and are the record owner of your shares, you must deliver the certificates representing your shares of Preferred Stock, together with completed letters of transmittal and consent and any other documents required by the letters of transmittal and consent, to American Stock Transfer and Trust Company, the Depositary for the Offer to Purchase and Consent Solicitation, no later than the time the Offer to Purchase and Consent Solicitation expires.

        If your shares of Preferred Stock are held in street name (i.e., through a broker, dealer or other nominee), the shares of Preferred Stock can be tendered by your nominee through DTC upon your request. In order to tender shares validly in the Offer to Purchase and Consent Solicitation, you must consent to the Proposed Amendments by executing letters of transmittal and consent or, if your shares of Preferred Stock are held in street name, request that your broker or nominee do so on your behalf.

        If you wish to tender your shares of Preferred Stock but share certificates are not immediately available, time will not permit shares or other required documentation to reach the Depositary before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under "The Offer to Purchase and Consent Solicitation—Procedure for Tendering and Consenting—Guaranteed Delivery Procedures." You must, in all cases, obtain a Medallion guarantee from an eligible institution in the form set forth in the notice of guaranteed delivery in connection with the delivery of your shares in this manner. Once DTC has closed, participants in DTC whose name appears on a DTC security position listing as the owner of shares of Preferred Stock will still be able to tender shares by delivering a notice of guaranteed delivery to the Depositary via facsimile. If you hold Preferred Stock through a broker, dealer or other nominee, that institution must submit any notice of guaranteed delivery on your behalf.

        See "The Offer to Purchase and Consent Solicitation—Procedure for Tendering and Consenting."

         If I recently purchased shares of Preferred Stock, can I still tender my shares of Preferred Stock in the Offer to Purchase and Consent Solicitation?

        Yes. If you have recently purchased shares of Preferred Stock, you may tender those shares in the Offer to Purchase and Consent Solicitation. In order to tender such shares of Preferred Stock, you must make sure that your transaction settles prior to the expiration date or with sufficient time for you to tender your shares in compliance with the guaranteed delivery procedures. See "The Offer to Purchase and Consent Solicitation—Procedure for Tendering and Consenting—Guaranteed Delivery Procedures" for more information on guaranteed delivery.

         What is the Consent Solicitation?

        We are soliciting consents from holders of the Preferred Stock to amend the Charter to modify the terms of the Preferred Stock as described in this Offering Circular. Each share of Preferred Stock (equal to each $25.00 of liquidation preference) will be entitled to one vote on the Consent Solicitation.

        In order to complete the purchase of the Preferred Stock in the Offer to Purchase and Consent Solicitation, we must receive the requisite approvals of the Proposed Amendments from the holders of the Preferred Stock.

         Do I have to deliver my consent in the Consent Solicitation in order to tender my shares of Preferred Stock validly in the Offer to Purchase and Consent Solicitation?

        Yes. You must consent to the Proposed Amendments in order to tender your shares of Preferred Stock in the Offer to Purchase and Consent Solicitation. Your participation in the Offer to Purchase and Consent Solicitation is conditioned on your execution of a written consent approving the Proposed Amendments, and our completion of the Offer to Purchase and Consent Solicitation is conditioned on obtaining consents from the requisite number of holders of the Preferred Stock (voting together as a single class) to the Proposed Amendments.

        There is no record date for the Offer to Purchase and Consent Solicitation, and the holders of 66 2/3% of the outstanding shares of Preferred Stock as of the expiration date will be required to consent to the Proposed Amendments pursuant to the terms set forth herein.

        See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation."

         What vote is required to approve the Proposed Amendments?

        Concurrently with the Offer to Purchase and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter modifying the terms of each series of Preferred Stock. If we are unable to obtain the requisite votes from the holders of our Common Stock, this Offer to Purchase and Consent Solicitation will automatically terminate. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Offer to Purchase and Consent Solicitation will automatically terminate.

        See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation."

         May I deliver a consent to only some of the Proposed Amendments?

        No. You must consent to all of the Proposed Amendments affecting the Preferred Stock you hold if you wish to validly tender any of your shares of Preferred Stock.

        See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation."

         How do I deliver my consent to the Proposed Amendments?

        If you are a record holder of shares of Preferred Stock, by submitting executed letters of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock, you will be consenting to all of the Proposed Amendments to the terms of the Preferred Stock. If you hold your shares of Preferred Stock in street name (i.e., through a broker, dealer or other nominee), you should instruct your broker, dealer or other nominee to tender your shares of Preferred Stock and consent to the Proposed Amendments on your behalf.

        See "The Offer to Purchase and Consent Solicitation—Effects of Tenders and Consents."

         When will the Proposed Amendments become effective?

        If we receive the requisite approval of the holders of the Common Stock and the requisite consents of holders of the Preferred Stock and all other conditions are met, the Proposed Amendments will become effective upon the filing by the Company of Articles of Amendment with the State Department of Assessments and Taxation of Maryland (the "SDAT") or at a later date and time specified in the Articles of Amendment that is not more than 30 days after the acceptance for recording of the Articles of Amendment by the SDAT. The Company intends to file the Articles of Amendment promptly after the expiration of the Offer to Purchase and Consent Solicitation, if at least 66 2/3% of the outstanding shares of the Preferred Stock have been tendered in the Offer to Purchase and Consent Solicitation and all other conditions are waived or satisfied. The Board reserves the right not to make one or more of the Proposed Amendments, even if all Proposed Amendments are approved by our stockholders.

        See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation."

         What must I do if I want to withdraw my shares of Preferred Stock from the Offer to Purchase and Consent Solicitation and revoke the related consent?

        You may properly withdraw any shares of Preferred Stock that you validly tender at any time prior to the expiration of the Offer to Purchase and Consent Solicitation, which is 5:00 p.m., Eastern Daylight Time, on                        , 2009, unless we extend it, by following the procedures described in this Offering Circular. A withdrawal of tendered shares of Preferred Stock must be for all shares of Preferred Stock tendered by a holder. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted for purchase by us after the expiration of 40 business days after the commencement of the Offer to Purchase and Consent Solicitation. See "The Offer to Purchase and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents."

        A proper withdrawal of tendered shares of Preferred Stock prior to the expiration of the Offer to Purchase and Consent Solicitation will be a valid revocation of the related consent. You may not validly revoke your consent unless you validly withdraw previously tendered shares.

        If you have share certificates for your shares of Preferred Stock which are registered in your name, in order to withdraw your shares of Preferred Stock from the Offer to Purchase and Consent Solicitation and revoke your related consent, you must deliver a written notice of withdrawal to the Depositary at the appropriate address specified on the back cover of this Offering Circular prior to the expiration of the Offer to Purchase and Consent Solicitation or, if your shares of Preferred Stock have not been previously accepted for purchase by us, after the expiration of 40 business days after the commencement of the Offer to Purchase and Consent Solicitation. Your notice of withdrawal must comply with the requirements set forth in this Offering Circular.

        If you hold your shares of Preferred Stock in street name (i.e., through a broker, dealer or other nominee) and you tendered your shares through DTC, a withdrawal of your shares of Preferred Stock and revocation of the related consent will be effective if you and your nominee comply with the appropriate procedures of DTC's automated Offer to Purchase program system prior to the expiration of the Offer to Purchase and Consent Solicitation or after the expiration of 40 business days after the commencement of the Offer to Purchase and Consent Solicitation. Any notice of withdrawal must identify the shares of Preferred Stock to be withdrawn, including, if held through DTC, the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC.

        See "The Offer to Purchase and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents."

         Are you making a recommendation regarding whether I should tender in the Offer to Purchase and Consent Solicitation?

        No. None of our officers, employees, the Board, the Information Agent, the Depositary or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether the holder should tender shares in the Offer to Purchase and Consent Solicitation. You must make your own investment decision regarding the Offer to Purchase and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the effect of holding shares of Preferred Stock if the Proposed Amendments are approved, your liquidity needs, your investment objectives and any other factors you deem relevant.

        See "Background Information."

         What are the tax consequences of the transaction to me?

        Your receipt of cash for shares validly tendered pursuant to the Offer to Purchase and Consent Solicitation will, if you meet certain conditions, require the recognition of gain or loss in an amount equal to the difference between (1) the cash you receive pursuant to the Offer to Purchase and Consent Solicitation and (2) your adjusted tax basis in the shares that you surrender pursuant to the Offer to Purchase and Consent Solicitation. That gain or loss will be a capital gain or loss if the shares are a capital asset in your hands, and will be long-term capital gain or loss if you have held the shares for more than one year at the time the Offer to Purchase and Consent Solicitation is completed. However, the tax consequences of the Offer to Purchase and Consent Solicitation to you may vary depending on your particular facts and circumstances, and it is possible that the entire amount of cash you receive pursuant to the Offer will be treated as a dividend. The amount of cash received that represents the payment of accumulated but previously-unpaid dividends will be treated as ordinary dividend income to a U.S. person for United States Federal income tax purposes. See "Material United States Federal Income Tax Consequences" for a more detailed discussion of the tax treatment of accepting the Offer to Purchase and Consent Solicitation. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer to Purchase and Consent Solicitation.

         Does the Company intend to remain a public company following the completion of the Offer to Purchase and Consent Solicitation?

        Yes. We intend to remain a public company.

         Whom do I call if I have any questions on how to tender my shares of Preferred Stock or consent to the Proposed Amendments, or any other questions relating to the Offer to Purchase and Consent Solicitation?

        Questions related to the terms of the Offer to Purchase and Consent Solicitation and requests for assistance, as well as for additional copies of this Offering Circular, the letters of transmittal and consent or any other documents, may be directed to the Information Agent using its contact information set forth on the back cover of this Offering Circular or by telephone toll-free at                        .

        Questions relating to the tender of physical share certificates should be directed to the Depositary using its contact information set forth on the back cover of this Offering Circular.

         Where can I find more information about Impac Mortgage Holdings, Inc.?

        For more information, see the Annual Report and the Quarterly Report included with this Offering Circular and "Where You Can Find More Information."

SUMMARY

        This Offering Circular, the related letters of transmittal and consent and the Annual and Quarterly Report included with this Offering Circular each contain important information that should be read carefully before any decision is made with respect to the Offer to Purchase and Consent Solicitation. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and the related letters of transmittal and consent. Except as otherwise specified, all common share and per common share information in this Offering Circular has been adjusted to reflect a reverse stock split of our Common Stock that was effected on December 30, 2008 in which each 10 outstanding shares of our Common Stock were converted into 1 share of our Common Stock.

Impac Mortgage Holdings, Inc.

        Impac Mortgage Holdings, Inc. is a Maryland corporation incorporated in August 1995 and has the following subsidiaries: IMH Assets Corp. ("IMH Assets"), Impac Warehouse Lending Group, Inc. ("IWLG"), and Impac Funding Corporation ("IFC"), Impac Secured Assets Corp. ("ISAC"), Impac Commercial Capital Corporation ("ICCC"), and Integrated Real Estate Service Corp.

        Since 2007, our management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; declines in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, we discontinued certain operations, resolved and terminated all but one of our reverse repurchase lines, which was restructured, satisfied $33.0 million of trust preferred securities for $4.95 million, exchanged $51.3 million in trust preferred securities for new notes and settled a portion of our outstanding repurchase claims, while also reducing our operating costs and liabilities.

        We did not pay dividends on the Preferred Stock for the fourth quarter of 2008 and the first quarter of 2009. As of March 31, 2009, the accumulated and unpaid dividends on the Preferred Stock were $7.4 million in aggregate. We have also deferred payments on our trust preferred securities since December 2008. As of April 30, 2009, excluding the trust preferred securities that were recently exchanged for new notes, our outstanding deferred payments, including interest thereon, on our remaining trust preferred securities were $518,500 in aggregate.

        One of our goals in this challenging market environment has been to align the costs of our operations to our cash flows. The acceptance of this Offer to Purchase and Consent Solicitation would reduce the Company's continuing obligation to pay or accumulate quarterly dividends on the Preferred Stock, thereby allowing the Company to use or preserve cash for other purposes. Currently, the aggregate dividends on the outstanding Preferred Stock total approximately $14.9 million per year.

        We believe the elimination of the Preferred Stock and the related dividends will give us the enhanced balance sheet flexibility to operate and grow our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible.

        If the Offer to Purchase and Consent Solicitation is not approved, there may be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock and obligations pursuant to the terms of our remaining trust preferred securities. If we do not successfully complete the Offer to Purchase and Consent Solicitation, we will not pay the accumulated and unpaid dividends and we currently do not intend to continue making dividend payments on our Preferred Stock, which could adversely affect our business. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right.

        The Company can not make any assurances that it will receive the requisite consents of holders of both the Common Stock and Preferred Stock and that all the conditions will be met to complete the Offer to Purchase and Consent Solicitation.

Summary Description of the Offer to Purchase and Consent Solicitation

The Company	Impac Mortgage Holdings, Inc.
The Preferred Stock Subject to the Offer to Purchase and Consent Solicitation	All outstanding shares of our Series B Preferred Stock and Series C Preferred Stock.
Reverse Stock Split
On December 30, 2008, we effected a 1-for-10 reverse stock split of all of our issued and outstanding shares of Common Stock (the "Reverse Stock Split"). The par value and number of authorized shares of our Common Stock remained unchanged. All references to number of common shares and per common share amounts included in this Offering Circular gives effect to the Reverse Stock Split.
The Offer to Purchase
We are offering to purchase, for $ per share of Series B Preferred Stock and $ per shares of Series C Preferred Stock, any and all of our shares of Preferred Stock validly tendered and not validly withdrawn prior to the expiration of the Offer to Purchase and Consent Solicitation. See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation."
Consideration	In the Offer to Purchase and Consent Solicitation:
• for each tendered share of Series B Preferred Stock accepted for purchase by us, the holder will receive $ ; and
• for each tendered share of Series C Preferred Stock accepted for purchase by us, the holder will receive $ .
Aggregate Consideration
Assuming all shares of Preferred Stock are validly tendered (and not withdrawn), we will pay an aggregate of $ for the repurchase of the Preferred Stock, not including accumulated and unpaid dividends.
Accumulated and Unpaid Dividends
The accumulated and unpaid dividends are $1.17 per share of Series B Preferred Stock and $1.14 per shares of Series C Preferred Stock. The aggregate accumulated and unpaid dividends on the Preferred Stock are $7.4 million.

The Consent Solicitation	In order to tender shares in the Offer to Purchase and Consent Solicitation, holders of our Preferred Stock are required to consent (by executing the letters of transmittal and consent or requesting that their broker or nominee consent on their behalf) to amend the Charter to modify the terms of the Preferred Stock as set forth in Annex A and Annex B. The following is a summary of the Proposed Amendments and is qualified in its entirety by reference to the Charter and the amended text of the affected provisions of our Charter reflecting the Proposed Amendments, set forth in Annex A and Annex B. The Proposed Amendments, if approved by our stockholders, would amend the Preferred Stock as follows:
	1.	make future dividends, if any, non-cumulative;
2.
eliminate the provisions prohibiting the payment of dividends on junior stock and prohibiting the purchase or redemption of junior or parity stock if full cumulative dividends for all past dividend periods are not paid or declared and set apart for payment;
	3.	eliminate any premiums payable upon the liquidation, dissolution or winding up of the Company;
	4.	eliminate the provision prohibiting the Company from electing to redeem Preferred Stock prior to the fifth year anniversary of the issuance of such Preferred Stock;
5.
eliminate the provision prohibiting the Company from redeeming less than all of the outstanding Preferred Stock if full cumulative dividends for all past dividend periods have not been paid or declared and set apart for payment;
	6.	eliminate the right of holders of Preferred Stock to elect two directors if dividends are in arrears for six quarterly periods; and
	7.	eliminate the right of holders of Preferred Stock to consent to or approve the authorization or issuance of preferred stock senior to the Preferred Stock.

The elimination of the restrictions described above would allow us to declare and pay dividends on shares of Common Stock or shares of any other class or series of capital stock, except any class or series of Parity Preferred, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of preferred stock, without paying or setting apart for payment any dividends on shares of either series of Preferred Stock.

If we receive sufficient consents from the holders of the Preferred Stock, voting as a single class separate from the holders of the Common Stock, to approve the Proposed Amendments, we will file Articles of Amendment with the SDAT to effect the Proposed Amendments promptly after the expiration of the Offer to Purchase and Consent Solicitation if 66 2/3% of the outstanding shares of the Preferred Stock have been tendered in the Offer to Purchase and Consent Solicitation and all other conditions are waived or satisfied.

For additional information regarding the Consent Solicitation, see "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation" and "The Offer to Purchase and Consent Solicitation—Effects of Tenders and Consents." We urge you to review the terms of the Charter, including the articles supplementary, which are filed as exhibits to our Form 8-A/A filed on June 30, 2004 and Form 8-A filed on November 19, 2004, and the amended text of the affected provisions of our Charter, which are attached to this Offering Circular as Annex A and Annex B.
Expiration of the Offer to Purchase and Consent Solicitation	The Offer to Purchase and Consent Solicitation will expire at 5:00 p.m., Eastern Daylight Time, on , 2009, unless extended or earlier terminated by us.
Conditions to Completion of the Offer to Purchase and Consent Solicitation
The completion of the Offer to Purchase and Consent Solicitation is subject to the closing conditions described in "The Offer to Purchase and Consent Solicitation—Conditions of the Offer to Purchase and Consent Solicitation."
Withdrawal of Tenders and Revocation of Consents
You may withdraw previously tendered shares of Preferred Stock at any time before the expiration of the Offer to Purchase and Consent Solicitation. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for purchase after the expiration of 40 business days after the commencement of the Offer to Purchase and Consent Solicitation. Withdrawal of your tender before the expiration of the Offer to Purchase and Consent Solicitation will also revoke your consent.
See "The Offer to Purchase and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents."
Material United States Federal Income Tax Considerations	See "Material United States Federal Income Tax Considerations."
Risk Factors
You should consider carefully all of the information set forth in this Offering Circular and, in particular, you should evaluate the specific factors set forth under "Risk Factors" before deciding whether to participate in the Offer to Purchase and Consent Solicitation.

Information Agent	D.F. King & Co., Inc.
Depositary	American Stock Transfer and Trust Company.
Concurrent Payment of Deferred Obligations on Trust Preferred Securities
If the Company completes the Offer to Purchase, we will contemporaneously pay all unpaid deferred amounts on our trust preferred securities, which totaled approximately $518,500, including interest thereon, as of April 30, 2009.
Additional Documentation; Further Information; Assistance
Any requests for assistance concerning the Offer to Purchase and Consent Solicitation and requests for additional copies of this Offering Circular and the letters of transmittal and consent may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offering Circular. Beneficial owners may also contact their broker, dealer or other nominee or our Investor Relations department for assistance concerning the Offer to Purchase and Consent Solicitation.

RISK FACTORS

        You should carefully consider the risks and uncertainties described throughout this Offering Circular, including those described below, and the risk factors set forth in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q regarding the risks of investment in our securities, before you decide whether to tender your shares of Preferred Stock and execute and deliver your consent to the Proposed Amendments.

Risks Related to the Offer to Purchase and Consent Solicitation

         The Proposed Amendments will eliminate certain significant rights of the holders of Preferred Stock.

        If we complete the Offer to Purchase and Consent Solicitation and obtain the requisite approvals from holders of our Common Stock and Preferred Stock, and the Proposed Amendments become effective, certain significant rights of holders of Preferred Stock that are currently set forth in the Charter will be eliminated. The rights of holders of any shares of Preferred Stock that are not repurchased will be materially and adversely affected by the Proposed Amendments. See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation" and "The Offer to Purchase and Consent Solicitation—Effects of the Tenders and Consents" for a description of the Proposed Amendments and Annex A and Annex B for the complete text of the Proposed Amendments.

         If we receive the requisite approvals of the Proposed Amendments, dividend payments on the Preferred Stock will become non-cumulative and the dividend priority provisions will be eliminated.

        The dividends on the Preferred Stock are currently cumulative, which means that if a dividend is not paid in any quarter it will accrue and become payable in the future, either upon the redemption of such share, or upon the liquidation or dissolution of the Company. If we complete the Offer to Purchase and Consent Solicitation and receive the requisite approval from the holders of our Common Stock and the holders of Preferred Stock, and the Proposed Amendments become effective, future dividends, if any, on the Preferred Stock will become non-cumulative, which means that if a dividend is not declared for any dividend period, it will not accrue and holders of Preferred Stock will not be entitled to receive that dividend at any time in the future.

        The Proposed Amendments would allow the Company to declare and pay dividends on shares of Common Stock or shares of any other class or series of capital stock, except any class or series of Parity Preferred, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of Preferred Stock, without paying or setting apart for payment any dividends on shares of any series of Preferred Stock. The Proposed Amendments would also allow the Company to repurchase less than all of the shares of any series of Preferred Stock, or redeem or repurchase shares of another series of Preferred Stock, without declaring and paying or setting apart for payment any dividends on the other outstanding shares of Preferred Stock.

         We have not obtained a third-party determination that the Offer to Purchase and Consent Solicitation is fair to holders of Preferred Stock.

        We are not making a recommendation as to whether holders of Preferred Stock should tender their shares in the Offer to Purchase and Consent Solicitation. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of Preferred Stock for purposes of negotiating the Offer to Purchase and Consent Solicitation or preparing a report concerning the fairness of the Offer to Purchase and Consent Solicitation. You must make your own independent decision regarding your participation in the Offer to Purchase and Consent Solicitation.

         The purchase price offered per share in the Offer to Purchase and Consent Solicitation is currently lower than the liquidation preference per share of the Preferred Stock.

        The purchase price being offered per share of Preferred Stock in the Offer to Purchase and Consent Solicitation is lower than the liquidation preference per share of the Preferred Stock. The shares of Preferred Stock have a liquidation preference of $25.00 per share plus any accumulated and unpaid dividends on such share. The holders of the Series B Preferred Stock are being offered $                        per share and the holders of the Series C Preferred Stock are being offered $            per share in the Offer to Purchase and Consent Solicitation.

         The purchase price offered per share in the Offer to Purchase and Consent Solicitation is not dependent on or related to the market price of shares of the Preferred Stock, and could be lower than the sales price of the Preferred Stock on or prior to the expiration date.

        The purchase price offered per share of the Preferred Stock in the Offer to Purchase and Consent Solicitation was determined by the Board in good faith to further the best interests of stockholders and to encourage the fullest participation in the tender offer. The purchase price is fixed, and thus is not dependent on or related to the market price of shares of the Preferred Stock as quoted on the Pink Sheets. As a result, the sales price of shares of the Preferred Stock may be higher or lower than the purchase price at any time on or prior to the expiration date, and will not be subject to any adjustment related to the fluctuations in market price of the shares of Preferred Stock. If you tender your shares for repurchase and the Offer to Purchase and Consent Solicitation is successfully completed, you may receive more or less consideration that you would have if you had alternately sold your shares of Preferred Stock in the open market or in an alternate transaction.

         If the Offer to Purchase and Consent Solicitation is successful, there may no longer be a trading market for any remaining shares of Preferred Stock that were not tendered.

        If the Offer to Purchase and Consent Solicitation is completed, we do not intend to apply for listing of any remaining outstanding shares of Preferred Stock on any national securities exchange. We do not believe there will be an active market for trading of the Preferred Stock following completion of the Offer to Purchase and Consent Solicitation and, as a result, we believe that holders of the remaining Preferred Stock will have an illiquid investment indefinitely.

 STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This Offering Circular contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "likely," "should," "could," "anticipate," or similar terms or variations on those terms or the negative of those terms. The forward-looking statements are based on current management expectations. Actual results may differ materially as a result of several factors, including, but not limited to the following: the ongoing volatility in the mortgage industry; our ability to successfully manage through the current market environment; our ability to meet liquidity needs from current cash flows or generate new sources of revenue; management's ability to successfully initiate mortgage-related fee-based business strategies; the ability to make interest and dividend payments; our ability to reduce dividend and interest payments on preferred stock and trust preferred securities; increases in default rates and mortgage related losses; potential difficulties in satisfying conditions (payment and covenants) in the Restructured Financing; our ability to obtain additional financing and the terms of any financing that we do obtain; inability to effectively liquidate properties to mitigate losses; increase in loan repurchase requests and ability to adequately settle repurchase obligations; decreases in value of our residual interests that differ from our assumptions; the ability of our common stock and preferred stock to continue trading in an active market; the outcome of litigation or regulatory actions pending against us or other legal contingencies; and our compliance with applicable local, state and federal laws and regulations and other general market and economic conditions.

        For a discussion of these and other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the period ended December 31, 2008 and Quarterly Report on Form 10-Q for the period ended March 31, 2009, the other reports we file under the Exchange Act, and the additional risk factors set forth above in this Offering Circular. This document speaks only as of its date and we do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

CAPITALIZATION

        The following table shows our capitalization as of March 31, 2009 on a historical basis and on a pro forma basis assuming completion of the Offer to Purchase and Consent Solicitation, 100% participation by holders of outstanding shares of Preferred Stock in the Offer to Purchase, payment of accumulated and unpaid dividends on the Preferred Stock and payment of any deferred payments, including interest thereon, on the trust preferred securities.

        This table should be read in conjunction with, and is qualified in its entirety by reference to, the section captioned "Financial Information" and our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the period ended March 31, 2009 included with this Offering Circular.

	As of March 31, 2009
	Historical	Proforma
	(Unaudited)
	(in thousands)
ASSETS
Cash and cash equivalents	$38,313
LIABILITIES
Trust preferred securities	11,090
Other liabilities	6,321
STOCKHOLDERS' EQUITY
Series-A junior participating preferred stock, $0.01 par value; 2,500,000 shares authorized; none issued and outstanding	—
Series-B 9.375% cumulative redeemable preferred stock, $0.01 par value; liquidation value $50,000; 2,000,000 shares authorized, issued and outstanding	20
Series-C 9.125% cumulative redeemable preferred stock, $0.01 par value; liquidation value $111,765; 5,500,000 shares authorized; 4,470,600 shares issued and outstanding as of March 31, 2009 and December 31, 2008.	45
Common stock, $0.01 par value; 200,000,000 shares authorized; 7,618,146 shares issued and outstanding as of March 31, 2009 and December 31, 2008, respectively	76
Additional paid-in capital	1,178,569
Net accumulated deficit:
Cumulative dividends declared	(815,077)
Retained deficit	(354,628)

Net accumulated deficit	(1,169,705)

Total stockholders' equity(1)	9,005

(1)
Under Maryland law, no distribution may be made if, after giving effect to the distribution: (a) the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business; or (b) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. Although the Company would not satisfy this distribution requirements based on the March 31, 2009 pro forma capitalization, the Company expects that it will meet the distribution requirements at the time of the closing of the Offer to Purchase and Consent Solicitation. Although the Company may receive the requisite approvals from the Preferred Stock and Common Stock in order to complete the Offer to Purchase and Consent Solicitation, if the Company does not satisfy the distribution requirements under Maryland law, then the Offer to Purchase and Consent Solicitation will be terminated.

FINANCIAL INFORMATION

        We incorporate by reference, and include herewith, the financial statements and notes thereto in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 and the information included in Item 1 of our Quarterly Report for the period ended March 31, 2009, each of which is included with this Offering Circular.

BACKGROUND INFORMATION

        Since 2007, our management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; declines in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, we discontinued certain operations, resolved and terminated all but one of our reverse repurchase lines, which was restructured, satisfied $33.0 million of trust preferred securities for $4.95 million, exchanged $51.3 million in trust preferred securities for new notes and settled a portion of our outstanding repurchase claims, while also reducing our operating costs and liabilities.

        We did not pay dividends on the Preferred Stock for the fourth quarter of 2008 and the first quarter of 2009. As of March 31, 2009, the accumulated and unpaid dividends on the Preferred Stock were $7.4 million in aggregate. We have also deferred payments on our trust preferred securities since December 2008. As of April 30, 2009, excluding the trust preferred securities that were recently exchanged for new notes, our outstanding deferred payments, including interest thereon, on our remaining trust preferred securities were $518,500 in aggregate.

        One of our goals in this challenging market environment has been to align the costs of our operations to the cash flows. The acceptance of this Offer to Purchase and Consent Solicitation would reduce the Company's continuing obligation to pay or accumulate quarterly dividends on the Preferred Stock, thereby allowing the Company to use or preserve cash for other purposes. Currently, the aggregate dividends on the outstanding Preferred Stock total approximately $14.9 million per year.

        If we receive the requisite approval from the holders of Preferred Stock and Common Stock and the Offer to Purchase and Consent Solicitation is completed, then contemporaneously with the closing we will pay all accumulated and unpaid dividends on the Preferred Stock and unpaid deferred amounts on our trust preferred securities. Holders that tender their shares of Preferred Stock will also receive the consideration pursuant to this Offer to Purchase. Assuming all shares of Preferred Stock are validly tendered (and not withdrawn) and repurchased by us, we will pay an aggregate purchase price of $                        pursuant to this Offer to Purchase and Consent Solicitation. Those holders who do not tender their shares of Preferred Stock despite the completion of the Offer to Purchase and Consent Solicitation will only receive the cumulated dividends on the Preferred Stock. Plus, if the Offer to Purchase and Consent Solicitation is completed, our obligation to pay future accumulated and unpaid dividends on any remaining outstanding shares of Preferred Stock will be eliminated and future dividends, if any, will be non-cumulative.

        If the Offer to Purchase and Consent Solicitation is not approved, there may be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock and obligations pursuant to the terms of our remaining trust preferred securities. We currently have no present intention to pay future dividends on the Preferred Stock. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right.

        The completion of the Offer to Purchase and Consent Solicitation will eliminate our obligation to pay accumulated and unpaid dividends on the Preferred Stock and will make future dividends, if any, non-cumulative. We believe the elimination of the Preferred Stock and the related dividends will give us the enhanced balance sheet flexibility to grow and operate our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible due to our ongoing obligations under our trust preferred securities and our Preferred Stock.

        We have not undertaken a valuation with respect to the purchase price for the Offer to Purchase of the Preferred Stock. Our Board has made no determination that the purchase price represents a fair valuation of the Preferred Stock. We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis of fairness in connection with the approval of the Offer to Purchase and Consent Solicitation. We cannot assure you that if you tender your Preferred Stock you will receive the same or greater value than if you choose to keep them.

        The Offer to Purchase and Consent Solicitation requires valid tenders and consents from at least 66 2/3% of the outstanding shares of Preferred Stock, voting together as a single class. Completion of the Offer to Purchase and Consent Solicitation also requires the approval by holders representing a majority of the outstanding shares of Common Stock of the proposal to approve the Proposed Amendments (which we are seeking concurrently with the Offer to Purchase and Consent Solicitation).

        Although our officers, directors and employees are authorized to solicit tenders and answer inquiries from holders of our Preferred Stock, none of our officers, employees, the Board, the Information Agent, the Depositary or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares in the Offer to Purchase and Consent Solicitation. You must make your own decision regarding the Offer to Purchase and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.

        For a discussion of the risks associated with not tendering in the Offer to Purchase and Consent Solicitation and of the risks associated with a continuing investment in the Company, see "Risk Factors" and "Questions and Answers About the Offer to Purchase and Consent Solicitation."

  Considerations in Determining the Purchase Price

        The purchase price will not be adjusted due to any increases or decreases in the price of the Preferred Stock between the date of this Offering Circular and the expiration date.

        The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the tender offer. The Board took into account a number of factors, including but not limited to the following factors, in determining the purchase price.

        Trading Levels:    The Board considered the historical and current trading levels of each series of Preferred Stock. It considered how the trading levels of the securities were affected by, among other things, the release of the Company's quarterly reports and the effect of the various announcements made by the Company. The Board considered the effect of the recent delisting of the Company's Preferred Stock from the NYSE and the effect on the pricing and relative market value of the securities. The Board considered the volatility and limited liquidity of the securities. The Board considered the effect that the different dividend rates on each series of Preferred Stock had on their trading value. The Board also took into account the effect that announcing that the Company might not be paying future dividends on the Preferred Stock could have on trading levels and relative values of the securities.

        Recovery Value of the Securities:    The Board considered the effect that a liquidation of the Company and subsequent distribution of the assets, if any, to the three classes of security holders would have on the relative valuation of the securities. The Board considered the relative position of the Preferred Stock in liquidation to the positions of the reverse repurchase line and the trust preferred securities.

        Existing Investors:    The Board considered the interests of all holders of our capital stock with the goal of maximizing participation of the Preferred Stock in this Offer to Purchase. Our Board has made no determination that the purchase price represents a fair valuation of the Preferred Stock. We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis of fairness in connection with the approval of the Offer to Purchase and Consent Solicitation. We cannot assure you that if you tender your shares of Preferred Stock you will receive the same or greater value than if you choose to keep them.

THE OFFER TO PURCHASE AND CONSENT SOLICITATION

Terms of the Offer to Purchase and Consent Solicitation

        In order for shares of Preferred Stock to be tendered validly in the Offer to Purchase and Consent Solicitation, each holder of Preferred Stock must tender all, and not less than all, of the Preferred Stock it holds and must consent to all of the Proposed Amendments affecting the Preferred Stock. If a holder holds shares of more than one series of Preferred Stock, the holder must tender all of the shares of each series of Preferred Stock it holds.

        If successfully completed, in the Offer to Purchase and Consent Solicitation:

  •
  for each tendered share of Series B Preferred Stock accepted for purchase by us, the holder will receive $                        ; and

  •
  for each tendered share of Series C Preferred Stock accepted for purchase by us, the holder will receive $                        .

        If the Offer to Purchase and Consent Solicitation is successfully completed, we will contemporaneously pay to all holders of Preferred Stock (whether the shares are tendered or not) accumulated and unpaid dividends on the Preferred Stock. The accumulated and unpaid dividends are $1.17 per share of Series B Preferred Stock and $1.14 per share of Series C Preferred Stock. We will also contemporaneously pay all unpaid deferred amounts on our trust preferred securities, which totaled $518,500, including interest thereon, as of April 30, 2009.

        We will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Preferred Stock. Our officers, directors and employees may solicit tenders from holders of our Preferred Stock and will answer inquiries concerning the Offer to Purchase and Consent Solicitation, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

        D.F. King & Co., Inc. is acting as Information Agent for the Offer to Purchase and Consent Solicitation. The Information Agent will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities.

        You should rely only on the information contained in this Offering Circular. We have no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder. None of us, the Depositary or the Information Agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the delivery of this Offering Circular nor any purchase made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its subsidiaries since the respective dates as of which information is given in this Offering Circular. We are offering to purchase, and are seeking tenders of, the Preferred Stock only in jurisdictions where the offers or tenders are permitted.

        The Proposed Amendments, if approved by our stockholders, would amend the Charter as set forth in Annex A and Annex B. For a discussion of the changes to the terms of the Preferred Stock that will come into effect if the Proposed Amendments are adopted, see also "The Offer to Purchase and Consent Solicitation—Effects of Tenders and Consents." The following discussion of the changes to the Preferred Stock and the discussion contained in "The Offer to Purchase and Consent Solicitation," are summaries of the Proposed Amendments and are qualified in their entirety by reference to the amended text of the affected provisions of the Charter reflecting the Proposed Amendments set forth in Annex A and Annex B. The Proposed Amendments would modify the terms of each series of Preferred Stock as follows:

  •
  make dividends non-cumulative;

  •
  eliminate the provisions prohibiting the payment of dividends on junior stock and prohibiting the purchase or redemption of junior or parity stock if full cumulative dividends for all past dividend periods are not paid or declared and set apart for payment;

  •
  eliminate any premiums payable upon the liquidation, dissolution or winding up of the Company;

  •
  eliminate the provision prohibiting the Company from electing to redeem Preferred Stock prior to the fifth year anniversary of the issuance of such Preferred Stock;

  •
  eliminate the provision prohibiting the Company from redeeming less than all of the outstanding Preferred Stock if full cumulative dividends for all past dividend periods have not been paid or declared and set apart for payment;

  •
  eliminate the right of holders of Preferred Stock to elect two directors if dividends are in arrears for six quarterly periods; and

  •
  eliminate the right of holders of Preferred Stock to consent to or approve the authorization or issuance of preferred stock senior to the Preferred Stock.

        The elimination of the restrictions described above would allow us to declare and pay dividends on shares of Common Stock or shares of any other class or series of our capital stock, except any class or series of Parity Preferred, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of preferred stock, without paying or setting apart for payment any dividends on shares of either series of Preferred Stock.

        Concurrently with the Offer to Purchase and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter. Under Maryland law and the Charter, the affirmative vote of holders of outstanding shares of Common Stock entitled to cast a majority of all the votes entitled to be cast on the proposal is necessary to approve the amendments to the Charter modifying the terms of each series of Preferred Stock. If we are unable to obtain the requisite votes from the holders of our Common Stock, this Offer to Purchase and Consent Solicitation will automatically terminate. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Offer to Purchase and Consent Solicitation will automatically terminate. At any time before or after our stockholders approve the Proposed Amendments, the Board may determine that we will make less than all of the proposed modifications under the Proposed Amendments, extend the            , 2009, expiration date for the approval of the Proposed Amendments and completion of the Offer to Purchase and Consent Solicitation, change the terms of the Offer to Purchase and Consent Solicitation or undertake a combination of the foregoing.

        For more complete information, we urge you to review the terms of the Charter, which is filed as exhibits to our Form 8-A/A filed on June 30, 2004 and Form 8-A field on November 19, 2004, the articles supplementary which are incorporated by reference herein, and the proposed amended text of the affected provisions of our Charter, which is attached to this Offering Circular as Annex A and Annex B.

        Holders of record who submit executed letters of transmittal and consent and validly tender on or prior to the expiration date (without later withdrawing) their shares of Preferred Stock are also consenting to all of the Proposed Amendments to the terms of each series of Preferred Stock. Holders who hold their shares of Preferred Stock in street name (i.e., through a broker, dealer or other nominee) should instruct their broker, dealer or other nominee to tender the shares of Preferred Stock and consent to the Proposed Amendments on such holders' behalf. Holders of shares of Preferred Stock may not tender shares in the Offer to Purchase and Consent Solicitation without delivering their consent to the Proposed Amendments.

        Owners holding certificated shares of Preferred Stock who tender their shares directly to the Depositary will not have to pay any fees or commissions. Holders who tender their shares of Preferred Stock through a broker, dealer or other nominee may be charged a fee by their broker, dealer or other nominee for doing so. Such holders should consult their broker, dealer or other nominee to determine whether any charges will apply.

        If the Offer to Purchase and Consent Solicitation is not earlier extended, amended or terminated and if all conditions to the Offer to Purchase and Consent Solicitation have either been satisfied or waived, promptly after the expiration of the Offer to Purchase and Consent Solicitation, we will file Articles of Amendment with the SDAT and then accept for purchase all shares validly tendered and not properly withdrawn by notifying DTC and the Depositary of our acceptance. The Proposed Amendments will become effective upon filing with the SDAT or at a later date and time specified in the Articles of Amendment that is not more than 30 days after the acceptance for recording of the Articles of Amendment by the SDAT. We will then issue a press release announcing the effectiveness of the Proposed Amendments and the completion of our repurchase of shares of Preferred Stock.

        The term "expiration date" means 5:00 p.m., Eastern Daylight Time, on                        , 2009, unless we extend the period of time for which the Offer to Purchase and Consent Solicitation is open, in which case the term "expiration date" means the latest time and date on which the Offer to Purchase and Consent Solicitation, as so extended, expires.

        If the Offer to Purchase and Consent Solicitation expires or terminates without any shares of Preferred Stock validly tendered and not validly withdrawn being accepted for purchase by us following the expiration or termination of the Offer to Purchase and Consent Solicitation, you will continue to hold your shares of Preferred Stock.

        The Board has authorized and approved the Offer to Purchase and Consent Solicitation. None of the Board, our officers and employees, the Information Agent, the Depositary or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares. You must make your own decision regarding the Offer to Purchase and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.

Conditions of the Offer to Purchase and Consent Solicitation

        We are not obligated to accept for payment, purchase or pay for, and may delay the acceptance of, any shares of Preferred Stock tendered pursuant to the Offer to Purchase and Consent Solicitation, in any event subject to Rule 14e-1(c) under the Exchange Act, if at any time on or after the date of this Offering Circular and prior to the expiration of the Offer to Purchase and Consent Solicitation, any of the following conditions shall exist:

  (a)
  there is any litigation regarding the Offer to Purchase and Consent Solicitation (i) challenging or seeking to make illegal, materially delay, restrain or prohibit the Offer to Purchase and Consent Solicitation or the acceptance for purchase of Preferred Stock; or (ii) which would have a material adverse effect on us;

  (b)
  any governmental authority issues a final and nonappealable order or takes any action permanently restraining, enjoining or prohibiting or materially delaying or preventing the consummation of the Offer to Purchase and Consent Solicitation or consummation of the Offer to Purchase and Consent Solicitation would violate any law, rule or regulation applicable to us, including the distribution limitations under Maryland law;

  (c)
  any law, rule or regulation or governmental order becomes applicable to us or the transactions contemplated by the Offer to Purchase and Consent Solicitation that results, directly or indirectly, in any of the consequences described within paragraph (a) above;

  (d)
  less than 66 2/3% of the outstanding shares of Preferred Stock (which is equivalent to 66 2/3% of the aggregate liquidation preference of the outstanding shares of the Preferred Stock) are tendered (and thereby consent to the Proposed Amendments to our Charter) in the Offer to Purchase and Consent Solicitation; or

  (e)
  less than a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter vote in favor of such amendments.

        Under Maryland law, no distribution may be made if, after giving effect to the distribution: (a) the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business; or (b) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. Although the Company would not satisfy this distribution requirements based on the March 31, 2009 pro forma capitalization, the Company expects that it will meet the distribution requirements at the time of the closing of the Offer to Purchase and Consent Solicitation. Although the Company may receive the requisite approvals from the Preferred Stock and Common Stock in order to complete the Offer to Purchase and Consent Solicitation, if the Company does not satisfy the distribution requirements under Maryland law, then the Offer to Purchase and Consent Solicitation will be terminated.

        We will, in our reasonable judgment, determine whether each condition to the Offer to Purchase and Consent Solicitation has been satisfied or may be waived and whether any such condition(s) should be waived. If any of the conditions to the Offer to Purchase and Consent Solicitation are unsatisfied on the expiration date and we do not or cannot waive such conditions, the Offer to Purchase and Consent Solicitation will expire and we will not accept for purchase the shares of Preferred Stock that have been validly tendered.

Extension, Termination and Amendment

        We expressly reserve the right, at any time and from time to time, to extend the period of time during which the Offer to Purchase and Consent Solicitation is open, up to any date on or prior to                        , 2009, unless extended by us. We will extend the expiration date of the Offer to Purchase and Consent Solicitation if required by applicable law or regulation.

        During any such extension, all Preferred Stock previously tendered and not properly withdrawn, and all related consents previously delivered and not properly revoked, will remain subject to the Offer to Purchase and Consent Solicitation, respectively, and subject to your right to withdraw your Preferred Stock and revoke the related consents in accordance with the terms of the Offer to Purchase and Consent Solicitation.

        Subject to the SEC's applicable rules and regulations, we reserve the right, at any time or from time to time, to:

  •
  amend or make changes to the terms of the Offer to Purchase and Consent Solicitation, including the conditions to the Offer to Purchase and Consent Solicitation;

  •
  delay our acceptance for purchase or our purchase of any shares of Preferred Stock pursuant to the Offer to Purchase and Consent Solicitation, regardless of whether we previously accepted such shares of Preferred Stock for purchase, or to terminate the Offer to Purchase and Consent Solicitation and not accept for purchase or purchase any shares of Preferred Stock not previously accepted for purchase or purchased, upon the determination that any of the conditions of the Offer to Purchase and Consent Solicitation have not been satisfied, as determined by us; and

  •
  waive any condition.

        We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Pacific Daylight Time, on the next business day after the previously scheduled expiration date. If we amend the Offer to Purchase and Consent Solicitation in a manner we determine to constitute a material change, we will promptly disclose the amendment as required by law and, depending on the significance of the amendment and the manner of disclosure to the registered holders, we will extend the Offer to Purchase and Consent Solicitation as required by law if the Offer to Purchase and Consent Solicitation would otherwise expire during that period.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension termination or amendment of the Offer to Purchase and Consent Solicitation, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to an appropriate news agency.

        If we make a material change in the terms of the Offer to Purchase and Consent Solicitation or the information concerning the Offer to Purchase and Consent Solicitation, or if we waive a material condition of the Offer to Purchase and Consent Solicitation, we will extend the Offer to Purchase and Consent Solicitation to the extent required under the Exchange Act. If, prior to the expiration date, we increase or decrease the percentage of Preferred Stock being sought or increase or decrease the consideration, or change the type of consideration, offered to holders of Preferred Stock, such modification will be applicable to all holders of the same series of Preferred Stock whose shares of Preferred Stock are accepted for purchase pursuant to the Offer to Purchase and Consent Solicitation, and if, at the time notice of any such modification is first published, sent or given to holders of Preferred Stock, the Offer to Purchase and Consent Solicitation is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer to Purchase and Consent Solicitation will be extended until the expiration of such ten business day period. For purposes of the Offer to Purchase and Consent Solicitation, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Time.

Tender of Preferred Stock; Acceptance for Payment and Payment for Shares.

        Upon the terms and subject to the conditions of the Offer to Purchase and Consent Solicitation (including, if the Offer to Purchase and Consent Solicitation is extended or amended, the terms and conditions of any such extension or amendment), we will purchase, as promptly as practicable after the expiration date, by accepting for payment, and will pay for, shares of Preferred Stock validly tendered and not properly withdrawn promptly after the expiration date (or, in the case of Preferred Stock tendered pursuant to the guaranteed delivery procedures, promptly after the third NYSE trading day following the expiration date). We currently expect the payment date to be            , 2009. In addition, subject to the applicable rules of the SEC, we expressly reserve the right to delay acceptance of, or the purchase of, any shares of Preferred Stock in order to comply with any applicable law. The reservation by this right to delay the acceptance or purchase of, or payment for, the shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return the shares deposited by, or on behalf of, stockholders, promptly after the termination or withdrawal of the offer.

        For purposes of the Offer to Purchase and Consent Solicitation, we will be deemed to have accepted for payment (and thereby purchased) shares of Preferred Stock validly tendered and not properly withdrawn, if and when we notify the Depositary of our acceptance for payment of the tenders of shares pursuant to the Offer to Purchase. Upon the terms and subject to the conditions of the Offer to Purchase, payment for shares of Preferred Stock accepted pursuant to the Offer to Purchase will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting payments to such tendering stockholders whose shares have been accepted for payment.

        Under no circumstances will we pay interest on the purchase price for shares, regardless of any delay in making such payment or extension of the Expiration Date.

        If, prior to the Expiration Date, we increase the consideration to be paid per share pursuant to this Offer to Purchase and Consent Solicitation, we will pay such increased consideration for all such shares purchased pursuant to the Offer to Purchase and Consent Solicitation, whether or not such shares were tendered prior to such increase in consideration.

        In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer to Purchase and Consent Solicitation. See Section "The Offer to Purchase and Consent Solicitation—Conditions of the Offer to Purchase and Consent Solicitation."

        In all cases, delivery of the consideration for Preferred Stock accepted for purchase pursuant to the Offer to Purchase and Consent Solicitation will be made only after timely receipt by the Depositary of (i) the share certificates or confirmation of a book-entry transfer of the Preferred Stock into the Depositary's account at DTC (the book-entry transfer facility) (a "Book-Entry Confirmation") pursuant to the procedures set forth in "The Offer to Purchase and Consent Solicitation—Procedure for Tendering and Consenting"; (ii) the applicable letter(s) of transmittal and consent (or a manually signed photocopy), properly completed and duly executed, with any required signature guarantees or, in the case of tender of shares held by a bank, broker or other nominee, an Agent's Message (as described in "—Procedure for Tendering and Consenting—Book-Entry Transfer") in lieu of the letter(s) of transmittal and consent; and (iii) any other documents required by the applicable letter(s) of transmittal and consent.

        If we do not accept any tendered shares of Preferred Stock for purchase pursuant to the terms and conditions of the Offer to Purchase and Consent Solicitation for any reason, we will return certificates for such shares of Preferred Stock without expense to the tendering stockholder (or, in the case of shares of Preferred Stock tendered through DTC, pursuant to the procedures set forth below under "The Offer to Purchase and Consent Solicitation—Procedure for Tendering and Consenting," those shares of Preferred Stock will be credited to an account maintained within DTC) as soon as practicable following expiration or termination of the Offer to Purchase and Consent Solicitation. All shares of Preferred Stock that are validly tendered and accepted for purchase by us in the Offer to Purchase and Consent Solicitation will become authorized but unissued shares.

        Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the substitute Form W-9 included with the letter of transmittal or Form W-8BEN obtained from the Depositary may be subject to required backup withholding on the gross proceeds paid to that stockholder or other payee pursuant to our offer.

Procedure for Tendering and Consenting

        Valid Tenders of Preferred Stock.    In order for a stockholder validly to tender shares of Preferred Stock pursuant to the Offer to Purchase and Consent Solicitation, the applicable letter(s) of transmittal and consent (or a manually signed photocopy), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (defined below) in lieu of the letter(s) of transmittal and consent) and any other documents required by the applicable letter(s) of transmittal and consent must be received by the Depositary at the address set forth on the back cover of this Offering Circular and either (a) the share certificates evidencing tendered Preferred Stock must be received by the Depositary at this address or (b) the Preferred Stock must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration date, subject to the guaranteed delivery procedures described below. The holder may change its election prior to the expiration date of the Offer to Purchase and Consent Solicitation by submitting to the Depositary a properly completed and signed revised letter(s) of transmittal and consent.

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Preferred Stock at DTC, the book-entry transfer facility, for purposes of the Offer to Purchase and Consent Solicitation within two business days after the date of this Offering Circular. If a holder's shares of Preferred Stock are held through a bank, broker or other nominee, the holder should instruct its bank, broker or other nominee to make the appropriate election on its behalf when they tender shares through DTC. The holder may change its election by causing a new Agent's Message with revised election information to be transmitted through DTC. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Preferred Stock by causing DTC to transfer those shares of Preferred Stock into the Depositary's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Preferred Stock may be effected through book-entry transfer at DTC, either the applicable letter(s) of transmittal and consent (or a manually signed photocopy), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the letter(s) of transmittal and consent, and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offering Circular prior to the expiration date, subject to the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

        The term "Agent's Message" means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering shares of Preferred Stock that are the subject of such Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the applicable letter(s) of transmittal and consent and that we may enforce this agreement against the participant.

        If you own your shares through a broker, dealer or other nominee, and your broker, dealer or other nominee tenders the shares of Preferred Stock on your behalf, such institution may charge you a fee for doing so. You should consult your broker, dealer or nominee to determine whether any charges will apply. If you are the record owner of certificated shares of Preferred Stock and you tender your certificated shares directly to the Depositary, you will not be obligated to pay any charges or expenses of the Depositary or any brokerage commissions. Transfer taxes on the purchase of Preferred Stock pursuant to the Offer to Purchase and Consent Solicitation, if any, will be paid by us.

        Signature Guarantees and Stock Powers.    No signature guarantee is required on the letters of transmittal and consent (i) if the letters of transmittal and consent are signed by the registered holder(s) (which term, for purposes of this section, includes any participant in DTC's system whose name appears on a security position listing as the owner of the Preferred Stock) of the Preferred Stock tendered, unless the holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the applicable letter(s) of transmittal and consent or (ii) if the shares of Preferred Stock are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other "eligible guarantor institution," as that term is defined in Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution"). In all other cases, all signatures on applicable letter(s) of transmittal and consent must be guaranteed by an Eligible Institution. See the instructions to the applicable letter(s) of transmittal and consent. If a share certificate is registered in the name of a person or persons other than the signer of the letter of transmittal and consent, or if payment is to be made or delivered to, or a share certificate not accepted for purchase or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the share certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the share certificate, with the signature(s) on the share certificate or stock powers guaranteed by an Eligible Institution as provided in the applicable letter(s) of transmittal and consent. See the instructions to the applicable letter(s) of transmittal and consent.

        Notwithstanding any other provision of this Offering Circular, purchase of Preferred Stock accepted pursuant to the Offer to Purchase and Consent Solicitation will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing the Preferred Stock or a Book-Entry Confirmation of a book-entry transfer of the Preferred Stock into the Depositary's account at DTC pursuant to the procedures set forth in this section; (ii) the applicable letter(s) of transmittal and consent (or a manually signed photocopy), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the letter(s) of transmittal and consent; and (iii) any other documents required by the applicable letter(s) of transmittal and consent.

        Guaranteed Delivery Procedures.    Holders who wish to tender their shares of Preferred Stock (i) whose certificates are not immediately available; (ii) who cannot deliver the shares or other required documents to the Depositary on or before the expiration date; or (iii) who cannot comply with the procedures for book-entry transfer on a timely basis, may still tender their shares of Preferred Stock, so long as all of the following conditions are satisfied:

  •
  you make your tender by or through an eligible institution;

  •
  by no later than 5:00 p.m., Eastern Daylight Time, on the expiration date, the Depositary receives a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by the Company, in the manner provided below; and

  •
  by no later than 5:00 p.m., Eastern Daylight Time, on the third NYSE trading day after the date of execution of such notice of guaranteed delivery, the Depositary receives (a) certificates evidencing the Preferred Stock or a Book-Entry Confirmation of a book-entry transfer of the Preferred Stock into the Depositary's account at DTC pursuant to the procedures set forth in this section; (b) the applicable letter(s) of transmittal and consent (or a manually signed photocopy) properly completed and duly executed with any required signature guarantees or, in the case of a book-entry transfer of shares, an Agent's Message in lieu of the letter(s) of transmittal and consent; and (c) any other documents required by the applicable letter(s) of transmittal and consent.

        Registered holders of Preferred Stock (including any participant in DTC whose name appears on a DTC security position listing as the owner of shares of Preferred Stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the Depositary. If you hold shares of Preferred Stock through a broker, dealer or other nominee, that institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, include a Medallion guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery.

        The method of delivery of share certificates, the letters of transmittal and all other required documents, including delivery through DTC, are at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Effects of Tenders and Consents

        By tendering your shares and delivering your consent as set forth above, you irrevocably appoint the Depositary and its designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Preferred Stock tendered and accepted for purchase by us. Such appointment will be automatically revoked if we do not accept for purchase shares of Preferred Stock that you have tendered. All such proxies shall be considered coupled with an interest in the tendered shares of Preferred Stock and therefore shall not be revocable; provided that the Preferred Stock tendered pursuant to the Offer to Purchase and Consent Solicitation may be withdrawn and, as a result, the corresponding consent revoked, at any time on or prior to the expiration date, as it may be extended by us, and unless theretofore accepted for purchase and not returned as provided for herein, may also be withdrawn after the expiration of 40 business days after the commencement of the Offer to Purchase and Consent Solicitation, subject to the withdrawal rights and procedures set forth below. Upon the effectiveness of such appointment, all prior proxies or consents given by you will be revoked, and no subsequent proxies or consents may be given (and, if given, will not be deemed effective) unless the tendered Preferred Stock is validly withdrawn. The Depositary will, with respect to the shares of Preferred Stock for which the appointment is effective, be empowered to consent to the Proposed Amendments with respect to your shares of Preferred Stock tendered in the Offer to Purchase and Consent Solicitation immediately prior to our acceptance for purchase of the shares of the Preferred Stock that you have tendered. If the Offer to Purchase and Consent Solicitation is terminated or withdrawn, the Proposed Amendments will not become effective and will have no effect on the Preferred Stock.

        We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of shares of Preferred Stock and grant of consent in the Offer to Purchase and Consent Solicitation, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of shares of Preferred Stock and grants of consent in the Offer to Purchase and Consent Solicitation determined by us not to be in proper form or the acceptance for purchase or purchase of which may, in our opinion, be unlawful.

Subject to the applicable rules and regulations of the SEC, we also reserve the right to waive, in our reasonable judgment, any of the conditions of the Offer to Purchase and Consent Solicitation and the absolute right to waive any defect or irregularity in the tender of any shares of Preferred Stock or grant of consent in the Offer to Purchase and Consent Solicitation. No tender of shares of Preferred Stock or grant of consent in the Offer to Purchase and Consent Solicitation will be deemed to have been made until all defects and irregularities in the tender of such shares or grant of consent in the Offer to Purchase and Consent Solicitation have been cured or waived. Neither we, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of Preferred Stock or grant of consent in the Offer to Purchase and Consent Solicitation or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer to Purchase and Consent Solicitation (including the applicable letter(s) of transmittal and consent and instructions thereto) will be final and binding.

        The tender of shares of Preferred Stock and grant of consent, pursuant to any of the procedures described above, will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Offer to Purchase and Consent Solicitation.

        Promptly after the expiration of the Offer to Purchase and Consent Solicitation, if a sufficient number of shares of Preferred Stock have been tendered in the Offer to Purchase and Consent Solicitation and all other conditions are waived or satisfied, we will file Articles of Amendment setting forth the Proposed Amendments with the SDAT. The Proposed Amendments will become effective upon the filing of the Articles of Amendment with the SDAT or at any later date and time specified in the Articles of Amendment that is not more than 30 days after the acceptance for recording of the Articles of Amendment by SDAT. Only holders of the Preferred Stock who do not tender their shares in the Offer to Purchase and Consent Solicitation will remain holders of Preferred Stock after the Proposed Amendments are approved by the holders of the Common Stock and holders of the Preferred Stock and become effective. A majority of the entire Board may determine to make less than all of the modifications described herein to the terms of either series of Preferred Stock, so the Proposed Amendments, when they take effect, may not have all of the effects described in the Offering Circular. The following is a summary of the effects of the Proposed Amendments and is subject to and qualified in its entirety by reference to the amended text of the affected provisions of our Charter, as set forth in Annex A and Annex B.

        Reduction of Voting Rights.    Currently, our Charter provides that, whenever dividends on any series of Preferred Stock is in arrears for six or more quarterly periods, whether or not consecutive, the Preferred Stock, voting as a single class together with any other series of preferred stock ranking on a parity with the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable, will be entitled to elect two additional directors. The term of these two additional directors will end, and the number of directors will automatically decrease by two, at such time as all dividends accumulated on shares of the Preferred Stock or any Parity Preferred have been paid in full or declared and set apart for payment. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right.

        Our Charter provides that, as long as shares of either series of the Preferred Stock remain outstanding, without the approval of holders of 66 2/3% of the outstanding shares of the Preferred Stock, voting as a single class together with any Parity Preferred that we may issue upon which like voting have been conferred and are exercisable, we may not:

  1.
  authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

  2.
  subject to certain exceptions, amend, alter or repeal any of the provisions of the Charter, so as to materially and adversely affect any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the series of Preferred Stock or the holders thereof; or

  3.
  subject to certain exceptions, enter into, approve, or otherwise facilitate a binding share exchange or reclassification involving the any series of Preferred Stock that materially and adversely affects any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such series of Preferred Stock or a consolidation, merger or similar transaction involving the Company.

        The Proposed Amendments apply to each series of Preferred Stock and would eliminate all of the voting rights of the Preferred Stock described above, except for the right to approve certain amendments to our Charter. If approved, the Proposed Amendments would eliminate the right of holders of Preferred Stock to become involved in management of the Company by electing directors upon the Company's failure to pay dividends.

        After the effectiveness of the Proposed Amendments, the sole voting right of holders of any series of Preferred Stock will be to approve any amendment, alteration or repeal of any provision of the Company's Charter, whether by merger or consolidation or otherwise (each, an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of that series of Preferred Stock or the holders thereof. The occurrence of an Event will not be considered to materially and adversely affect the rights of the holders of any series of Preferred Stock if shares of the series (or shares issued by a surviving entity in substitution for the series) remain outstanding with their terms materially unchanged (taking into account that upon the occurrence of an Event, the Company may not be the surviving entity). In addition, an increase in the number of authorized or outstanding shares of that series of Preferred Stock, or the authorization, creation, issuance or increase in the authorized or outstanding number of shares of any class or series of stock ranking senior to, on a parity with or junior to that series of Preferred Stock, will also not be considered to materially and adversely affect the rights of the holders of that series of Preferred Stock.

        Modifications to Dividend Rights.    Currently, our Charter provides that dividends on each existing series of Preferred Stock accrue and are cumulative, and holders of each series of Preferred Stock are entitled to receive full cumulative dividends accumulated on outstanding shares of each series of Preferred Stock for all past dividend periods (and any partial portion of the then-current dividend period) upon the occurrence of certain events, including the redemption of such shares or the Company's liquidation or dissolution. The Company must pay or declare and set apart for payment full cumulative dividends accumulated for all past dividend periods on shares of each series of Preferred Stock before the Company may pay dividends on, or redeem or repurchase, shares of Common Stock, Parity Preferred or shares of stock ranking junior to the series of Preferred Stock with respect to the payment of distributions and the distribution of assets upon liquidation ("Junior Preferred").

        Upon the effectiveness of the Proposed Amendments, the Preferred Stock will no longer have the right to receive dividends accrued during any past dividend period and any dividends accrued during past dividend periods will no longer be payable upon redemption of shares of any series of Preferred Stock or upon liquidation or dissolution of the Company. The Proposed Amendments would eliminate each of the other restrictions described above and allow the Company to declare and pay dividends on shares of Common Stock, Parity Preferred or Junior Preferred, or redeem, repurchase or make other payments to holders of Common Stock, Parity Preferred or Junior Preferred without paying or setting apart for payment any dividends on shares of any series of Preferred Stock. The Proposed Amendments would also allow the Company to repurchase less than all of the shares of any series of Preferred Stock, or redeem or repurchase shares of another series of preferred stock, without declaring and paying or setting apart for payment any dividends on the other outstanding shares of Preferred Stock.

        The Proposed Amendments will not change the other terms of the Preferred Stock relating to dividends, including the base rate at which dividends accrue, the payment dates for dividends or provisions of our Charter that require us, if we pay less than the full amount of dividends for any dividend period, to pay dividends among the holders of each series of Preferred Stock pro rata, based on the respective amounts of unpaid dividends that are payable on each such share of Preferred Stock and Parity Preferred for such period.

        Modifications to Liquidation Rights.    The Company's Charter requires it, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, to pay to the holders of each series of the Preferred Stock, the $25.00 liquidation preference per share, an amount equal to any accumulated and unpaid dividends to the date of payment, and a premium of $.50 per share up to but not including May 28, 2009, in the case of the Series B Preferred Stock, and $1.00 per share up to but not including November 23, 2008, and $.50 per share from November 23, 2008 up to but including November 23, 2009, in the case of the Series C Preferred Stock. The Proposed Amendments would eliminate the right to receive upon liquidation the amount of any accumulated and unpaid dividends and any premiums, although holders of the Preferred Stock would still be entitled to receive the liquidation preference per share.

        Modifications to Optional Redemption Provisions.    Our Charter prohibits us from electing to redeem shares of each series of Preferred Stock prior to the applicable fifth year anniversary of the issuance of each series of Preferred Stock and, after such dates, permits us to redeem shares of each series of Preferred Stock for a redemption price equal to the $25.00 liquidation preference per share, plus all accumulated and unpaid dividends to and including the date fixed for redemption without interest. Our Charter requires us to declare and pay, or set apart for payment, all cumulative dividends for all past dividend periods on each series of Preferred Stock before we redeem less than all of the outstanding shares of that series of Preferred Stock. Further, unless full cumulative dividends on all shares of any series of Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period, no shares of that series of Preferred Stock shall be redeemed unless all outstanding shares of that series of Preferred Stock are simultaneously redeemed. The Proposed Amendments would allow the Company to complete any future repurchase offer or redemption without paying accumulated dividends on any shares of Preferred Stock, including any shares that will remain outstanding following the completion of the Offer to Purchase.

        The Proposed Amendments would allow the Company to elect to redeem any number of shares of any series of Preferred Stock, at any time, for a redemption price equal to the liquidation preference per share, without paying or declaring and setting apart for payment any accrued but unpaid dividends on the redeemed shares of Preferred Stock or paying or declaring and setting apart for payment any dividends to holders of any other series of preferred stock. If the redemption date for shares of any series of Preferred Stock falls after the record date but before the payment date of any dividend declared by the Company on that series of Preferred Stock, holders of any redeemed shares of such series of Preferred Stock will be entitled to receive the dividend when and as paid by the Company. The Proposed Amendments will not change the existing procedures for redemption of any series of the Preferred Stock or the requirement that, if we redeem less than all of the shares of any series of Preferred Stock, we will redeem shares of such series pro rata among the holders of that series in proportion to the number of shares held by such stockholders or by lot or by any other equitable manner determined by the Board.

Withdrawal of Tenders and Revocation of Consents

        You may validly withdraw shares of Preferred Stock that you tender at any time prior to the expiration date of the Offer to Purchase and Consent Solicitation, which is 5:00 p.m., Eastern Daylight Time, on                        , 2009, unless we extend it. In addition, if not previously returned, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for purchase after the expiration of 40 business days after the commencement of the Offer to Purchase and Consent Solicitation.

        A proper withdrawal of tendered shares of Preferred Stock prior to the expiration date will be deemed a valid revocation of the related consent and authorization of the Depositary to consent on your behalf to the Proposed Amendments. A holder may not validly revoke a consent unless such holder validly withdraws the previously tendered shares. A withdrawal of tendered shares of Preferred Stock must be for all shares of Preferred Stock tendered by a holder.

        For a withdrawal to be effective, you must deliver a written notice of withdrawal to the Depositary at the appropriate address specified on the back cover of this Offering Circular prior to the expiration date or, if your shares are not previously accepted by us for purchase, after the expiration of 40 business days after the commencement of the Offer to Purchase and Consent Solicitation. Any notice of withdrawal must identify the beneficial owner of the shares of Preferred Stock to be withdrawn, including the name of the beneficial owner of the shares of Preferred Stock, the name of the person who tendered the shares of Preferred Stock, if different, and the number of shares of Preferred Stock to be withdrawn. Your notice of withdrawal must comply with the requirements set forth in this Offering Circular. If you tendered Preferred Stock pursuant to the procedures for a book-entry transfer, a withdrawal of shares of Preferred Stock and revocation of the related consent will only be effective if you comply with the appropriate DTC procedures prior to the expiration date of the Offer to Purchase and Consent Solicitation or, if your shares are not previously accepted by us for purchase, after the expiration of 40 business days after the commencement of the Offer to Purchase and Consent Solicitation.

        If we extend the Offer to Purchase and Consent Solicitation, are delayed in our acceptance of the shares of Preferred Stock for purchase or are unable to accept shares of Preferred Stock pursuant to the Offer to Purchase and Consent Solicitation for any reason, then, without prejudice to our rights under the Offer to Purchase and Consent Solicitation, the Depositary may retain tendered shares of Preferred Stock, and those shares of Preferred Stock may not be withdrawn, nor the related consents revoked, except as otherwise provided in this Offering Circular, subject to provisions under the Exchange Act that provide that an issuer making an Offer to Purchase shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the Offer to Purchase.

        All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any shares of Preferred Stock withdrawn will be deemed not to have been validly tendered for purposes of the Offer to Purchase and Consent Solicitation, and no consideration will be given, unless the shares of Preferred Stock so withdrawn are validly re-tendered and not properly withdrawn. Properly withdrawn shares of Preferred Stock may be re-tendered by following the procedures described above under "The Offer to Purchase and Consent Solicitation—Procedure for Tendering and Consenting" at any time prior to the expiration date of the Offer to Purchase and Consent Solicitation, subject to the guaranteed delivery procedures described above.

        Neither we, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any shares of Preferred Stock properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer to Purchase and Consent Solicitation.

Security Ownership

        William S. Ashmore, who is the President and a director of the Company, owns 7,500 shares of Series B Preferred Stock and 2,500 shares of Series C Preferred Stock. Mr. Ashmore has indicated to the Company that he currently intends to tender all of his shares of Preferred Stock in the Offer to Purchase and consent to the Proposed Amendments. All tenders of Preferred Stock held by Mr. Ashmore will be made on the same terms as those by unaffiliated stockholders.

        Except as provided above, the Company is not aware of any of its directors or executive officers that own any Preferred Stock. Furthermore, neither we, nor any of our associates, subsidiaries, nor, to our knowledge, any of our directors or executive officers, have effected any transactions in the Preferred Stock during the 60 days before the date of the Offer to Purchase.

        Other than as described herein, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to any of the Preferred Stock, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

        Information regarding the beneficial ownership of the Common Stock as of April 28, 2009 by directors and executive officers of the Company is set forth under "Security Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 30, 2009 for our 2009 Annual Meeting of Stockholders to held on July 21, 2009 (which is included with this Offering Circular) and incorporated herein by reference.

Source and Amount of Funds

        This Offer to Purchase is not conditioned upon our receipt of financing. The total amount of funds required to purchase all shares of Preferred Stock is approximately $                        . This does not include accumulated and unpaid dividends as of March 31, 2009 on the Preferred Stock in the aggregate of $7.4 million or unpaid deferred amounts as of April 30, 2009 on our trust preferred securities, including interest thereon, in the aggregate of $518,500. We will have sufficient cash and cash equivalents to repurchase all validly tendered (and not withdrawn) shares pursuant to the Offer to Purchase, pay the accumulated and unpaid dividends and pay the deferred unpaid amounts on our trust preferred securities.

Liquidity

        Following the completion of the Offer to Purchase and Consent Solicitation, the liquidity and trading price of any remaining untendered shares of Preferred Stock held by the public and the rights of the holders of those shares may be adversely affected. Shares of Preferred Stock are currently quoted on the Pink Sheets.

        The extent of the public market for shares of the Preferred Stock and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the shares of Preferred Stock remaining at such time, the interest in maintaining a market in the shares of Preferred Stock on the part of securities firms, the termination of registration of shares of Preferred Stock under the Exchange Act and other factors.

Appraisal Rights

        You do not have appraisal rights in connection with the Offer to Purchase and Consent Solicitation.

Certain Legal and Regulatory Matters

        Except as set forth in this Offering Circular, we are not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Preferred Stock. We intend to make all required filings under the Securities Act and the Exchange Act.

Subsequent Repurchases of Shares of Preferred Stock

        Whether or not the Offer to Purchase and Consent Solicitation is consummated, subject to the applicable covenant restrictions contained in our debt instruments, the terms of the Charter and applicable law, we or our affiliates may from time to time acquire shares of Preferred Stock, other than pursuant to the Offer to Purchase and Consent Solicitation, through open market purchases, privately negotiated transactions, exchange offers, exercise of optional redemption rights, offer to purchase or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the amount to be paid pursuant to the Offer to Purchase and Consent Solicitation and could be paid in cash or other consideration not provided for in this Offer to Purchase and Consent Solicitation.

Depositary

        We have retained American Stock Transfer and Trust Company as Depositary. We will pay American Stock Transfer and Trust Company reasonable and customary compensation for its services in connection with the Offer to Purchase and Consent Solicitation, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the Offer to Purchase and Consent Solicitation, including liabilities under federal securities laws.

Information Agent

        D.F. King & Co., Inc. is serving as Information Agent in connection with the Offer to Purchase and Consent Solicitation. The Information Agent will assist with the mailing of this Offering Circular and related materials to holders of Preferred Stock, respond to inquiries of and provide information to holders of shares of Preferred Stock in connection with the Offer to Purchase and Consent Solicitation, and provide other similar advisory services as we may request from time to time. Questions regarding the terms of the Offer to Purchase and Consent Solicitation, and requests for assistance or for additional copies of the Offering Circular and any other required documents, should be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offering Circular.

Expenses

        We expect to incur reasonable and customary fees and expenses in connection with the Offer to Purchase and Consent Solicitation. We also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and Consent Solicitation, the letters of transmittal and consent and related documents to the beneficial owners of shares and in handling or forwarding tenders of shares by their customers. The following table sets forth all expenses incurred or estimated to be incurred in connection with the transaction:

Filing, Legal and Accounting Fees	$
Information Agent Expenses
Printing Costs
Other Expenses
Total Expenses	$

        In connection with the Offer to Purchase and Consent Solicitation, our directors, officers and employees may solicit tenders of shares by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. These directors, officers and employees will not be specifically compensated for these services.

        No brokerage commissions will be payable by tendering holders of shares to us, the Information Agent or the Depositary. Stockholders who tender their shares through a broker, dealer, commercial bank, trust company or other nominee should contact such institution as to whether it charges any service fees.

MARKET PRICE OF AND DIVIDENDS ON THE PREFERRED STOCK AND COMMON STOCK

Preferred Stock

        Prices of the Preferred Stock may fluctuate greatly and holders are urged to obtain current information with respect to the market prices for the Preferred Stock.

Series B Preferred Stock

        Until November 20, 2008, our Series B Preferred Stock was listed on the NYSE under the symbol "IMHPRB." The Series B Preferred Stock is currently quoted on the Pink Sheets under the symbol "IMPHP." As of May             , 2009, we had 2,000,000 shares of Series B Preferred Stock outstanding, held by                        holders of record. The holders of the Series B Preferred Stock are entitled to cumulative quarterly dividends equal to 9.375% of the $25.00 liquidation preference, which is equivalent to $2.34375 annually per share. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Series B Preferred Stock:

	Stock Prices
	High		Low
2009
April 1 to May , 2009	$		$
First Quarter ended March 31, 2009		0.65		0.45
2008
Fourth Quarter ended December 31, 2008		$7.00		$0.10
Third Quarter ended September 30, 2008		13.50		3.00
Second Quarter ended June 30, 2008		18.76		7.52
First Quarter ended March 31, 2008		14.90		9.05
2007
Fourth Quarter ended December 31, 2007		$11.70		$6.14
Third Quarter ended September 30, 2007		21.34		5.00
Second Quarter ended June 30, 2007		23.50		18.40
First Quarter ended March 31, 2007		25.19		12.80

        On May             , 2009, the closing sales price of our Series B Preferred Stock on the Pink Sheets was $                        per share.

Series C Preferred Stock

        Until November 20, 2008, our Series C Preferred Stock was listed on the NYSE under the symbol "IMHPRC." The Series C Preferred Stock is currently quoted on the Pink Sheets under the symbol "IMPHO." As of May     , 2009, we had 4,470,600 shares of Series C Preferred Stock outstanding, held by                        holders of record. The holders of the Series C Preferred Stock are entitled to cumulative quarterly dividends equal to 9.125% of the $25.00 liquidation preference, which is equivalent to $2.28125 annually per share. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Series C Preferred Stock:

	Stock Prices
	High		Low
2009
April 1 to May , 2009	$		$
First Quarter ended March 31, 2009		0.80		0.20
2008
Fourth Quarter ended December 31, 2008		$8.00		$0.24
Third Quarter ended September 30, 2008		13.24		4.10
Second Quarter ended June 30, 2008		14.80		9.50
First Quarter ended March 31, 2008		14.50		9.10
2007
Fourth Quarter ended December 31, 2007		$12.00		$5.35
Third Quarter ended September 30, 2007		23.00		5.25
Second Quarter ended June 30, 2007		23.25		17.75
First Quarter ended March 31, 2007		23.85		12.30

        On May             , 2009, the closing sales price of our Series C Preferred Stock on the Pink Sheets was $                        per share

        If the Offer to Purchase and Consent Solicitation is successfully completed, the extent of the public market for shares of the Preferred Stock and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the shares of Preferred Stock remaining at such time, the interest in maintaining a market in the shares of Preferred Stock on the part of securities firms and other factors.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 200,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share, of which 2,000,000 and 5,500,000 are classified as Series B Preferred Stock and Series C Preferred Stock, respectively.

Common Stock

        All shares of Common Stock that we may offer under this Offer to Purchase and Consent Solicitation will be duly authorized, fully paid and nonassessable. The statements below describing our Common Stock are in all respects subject to and qualified in their entirety by reference to the Charter, which is filed as Exhibit 7 to our Form 8-K/A filed on June 22, 2004, and the Bylaws, which are filed as Exhibit 3.2(e) to our Form 8-K filed on February 13, 2008.

        Subject to the preferential rights of any other class or series of stock, including the Preferred Stock, and to the provisions of the Charter regarding the restrictions on transfer of stock, holders of shares of our Common Stock are entitled to receive dividends on such stock when, as and if authorized by our Board out of funds legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company, including the preferential rights on dissolution of any class or classes of preferred stock, including the our Preferred Stock.

        Each share of Common Stock is entitled to one vote, subject to the provisions of our Charter regarding restrictions on transfer of stock, and will be fully paid and nonassessable upon issuance. Shares of Common Stock have no preference, conversion, exchange, redemption, appraisal, sinking fund, preemptive or cumulative voting rights. Our authorized stock may be increased and altered from time to time in the manner prescribed by Maryland law upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Our Charter authorizes our Board to reclassify any unissued shares of Common Stock in one or more classes or series of stock, including preferred stock.

Preferred Stock

  General

        Our Charter authorizes our Board to issue shares of preferred stock and to classify and reclassify any unissued shares of preferred stock into one or more classes or series of stock. The preferred stock may be issued from time to time with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption as shall be determined by the Board.

        The following summary of the terms and provisions of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Charter and the articles supplementary creating the Preferred Stock, which have been included as exhibits to documents filed with the Securities and Exchange Commission.

  Ranking

        The Series B Preferred Stock and Series C Preferred Stock are on parity with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up and each series of Preferred Stock is senior to our Common Stock.

  Dividends

        Currently, holders of shares of the Series B Preferred Stock and Series C Preferred Stock are entitled to receive, when and as authorized by our Board, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9.375% and 9.125% per annum of the $25.00 liquidation preference (equivalent to $2.34375 per share and $2.28125 per share), respectively. The Preferred Stock dividends are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the prior preceding business day (each, a "Dividend Payment Date"). Any dividend payable on the Preferred Stock for any partial dividend period is computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which is the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by our Board for the payment of dividends that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

        No dividends on shares of Preferred Stock will be declared by us or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

        Notwithstanding the foregoing, dividends on the Preferred Stock will accrue whether or not current payment of dividends is prohibited, whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.

        Except as set forth in the next paragraph, unless full cumulative dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then-current dividend period:

  (i)
  no dividends (other than in shares of Common Stock or in shares of any series of preferred stock that we may issue ranking junior to the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid or set aside for payment;

  (ii)
  no distribution shall be declared or made upon shares of our Common Stock or preferred stock that we may issue ranking junior to or on parity with the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation; and

  (iii)
  no shares of our Common Stock or preferred stock that we may issue ranking junior to or on parity with the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or in exchange for our other capital stock that we may issue ranking junior to the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation).

        When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to payment of dividends with the Preferred Stock, all dividends declared upon the Preferred Stock and any series of preferred stock ranking on a parity as to payment of dividends with the Preferred Stock will be declared pro rata so that the amount of dividends declared per share of Preferred Stock and such series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock and such series of preferred stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Preferred Stock which may be in arrears.

        Any dividend payment made on shares of the Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Holders of shares of the Preferred Stock are not entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Preferred Stock as provided above.

  Liquidation Distribution

        Currently, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, each share of the Preferred Stock will receive, before any payments are made to the holders of our Common Stock and any other series of our preferred stock that we may issue ranking junior to the Preferred Stock as to liquidation rights, $25.00 per share, plus in each case, a premium of $.50 per share up to but not including May 28, 2009, in the case of the Series B Preferred Stock, and $.50 per share up to but not including November 23, 2009, in the case of the Series C Preferred Stock, and accumulated and unpaid dividends whether or not declared.

        In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        Holders of the Preferred Stock are entitled to written notice of any such liquidation. After payment of the full amount of the liquidating distributions, including the applicable premium, if any, to which they are entitled, the holders of the Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other corporation with or into us, or the sale, lease or conveyance of all or substantially all of our assets or business, will not be deemed to constitute a liquidation, dissolution or winding up.

  Redemption

        Currently, the Series B Preferred Stock and the Series C Preferred Stock are not redeemable prior to May 28, 2009 and November 23, 2009, respectively. On and after May 28, 2009, in the case of the Series B Preferred Stock, and November 23, 2009, in the case of the Series C Preferred Stock, we, at our option and upon not less than 30 nor more than 60 days' written notice, may redeem the Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to and including the date fixed for redemption (except as provided below, when the redemption date falls after the Dividend Record Date and before the corresponding Dividend Payment Date), without interest. Holders of Preferred Stock to be redeemed will surrender the Preferred Stock at the place designated in such notice and will be entitled to the redemption price and any accumulated and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Preferred Stock, and such shares of Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Preferred Stock is to be redeemed, the Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

        Unless full cumulative dividends on all shares of Preferred Stock have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period, no shares of Preferred Stock will be redeemed unless all outstanding shares of Preferred Stock are simultaneously redeemed, and we will not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock (except in exchange for our capital stock ranking junior to the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation); provided, however, that the foregoing will not prevent such action by our Board or its designees pursuant to our Charter to enable the purchase or acquisition by us of shares of Preferred Stock pursuant to a purchase or Offer to Purchase made on the same terms to holders of all outstanding shares of Preferred Stock.

        Notice of redemption will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Preferred Stock except as to the holder to whom notice was defective or not given. Each notice will state the place or places where the Series C Preferred Stock is to be surrendered for payment of the redemption price.

        Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder will specify the number of shares of Preferred Stock held by such holder to be redeemed. Immediately prior to any redemption of Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends through and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Preferred Stock at the close of business on such Dividend Record Date will be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

        The Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

  Voting Rights

        Holders of the Preferred Stock do not have any voting rights, except currently as set forth below.

        Whenever dividends on any shares of Preferred Stock or any series of preferred stock ranking on a parity as to the payment of dividends with the Preferred Stock is in arrears for six or more quarterly periods, whether or not consecutive (or a "Preferred Dividend Default"), the holders of the Preferred Stock (voting separately as a single class with the Parity Preferred upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional members of our Board (or "Preferred Stock Directors"), provided that any such directors, if elected, will not cause us to violate any applicable corporate governance requirements of the quotation system or securities exchange then quoting or listing our securities that would require us to maintain a majority of independent directors, and the number of directors on the Board will increase by two, at a special meeting called by the holders of record of at least 20% of the Preferred Stock or any other series of Parity Preferred so in arrears, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders in which event such election will be held at such next annual or special meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of the Preferred Stock and any series of preferred stock ranking on a parity as to the payment of dividends with the Preferred Stock for the past dividend periods and the dividend for the then-current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

        If and when all accumulated dividends and the dividend for the then-current dividend period on the Preferred Stock and any series of preferred stock ranking on a parity as to the payment of dividends with the Preferred Stock have been paid in full or set aside for payment in full, the holders thereof will be divested of the foregoing voting rights (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then-current period have been paid in full or set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected will terminate and the number of directors on the Board will decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by, and will not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Preferred Stock when they have the voting rights described above (voting separately as a single class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default continues, any vacancy in the office of a Preferred Stock Director may be filled by the written consent of the Preferred Stock Directors remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Preferred Stock when they have the voting rights described above (voting separately as a single class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors will each be entitled to one vote per director on any matter.

        So long as any shares of the Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a single class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable),

  (a)
  authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Preferred Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

  (b)
  amend, alter or repeal any of the provisions of our Charter so as to affect materially and adversely any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Preferred Stock, provided that any increase or decrease in the amount of the authorized preferred stock (subject to the limit that the number of authorized shares of preferred stock will not be decreased below the number issued and outstanding at such time), including the Preferred Stock (subject to the limit that the number of authorized shares of each series of preferred stock will not be decreased below the number issued and outstanding at such time), or the creation or issuance of any additional Preferred Stock or other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Preferred Stock that we may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, will be deemed not to affect materially and adversely such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption; or

  (c)
  enter into, approve, or otherwise facilitate a binding share exchange or reclassification involving the Preferred Stock that materially and adversely affects any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Preferred Stock or a consolidation, merger or similar transaction unless in the case of a binding share exchange, reclassification, consolidation, merger or other similar transactions the Preferred Stock remain outstanding with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption materially unchanged or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, the shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Preferred Stock that are not individually or in the aggregate materially less favorable to the holders of the Preferred Stock than the preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Preferred Stock as described herein.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of the Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

  Conversion

        The Preferred Stock is not convertible into or exchangeable for any of our property or securities.

Limitation of Liability

        The Maryland General Corporation Law permits the Charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Charter provides for elimination of the personal liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law, as amended from time to time.

Maryland Business Combination Statute

        The Maryland General Corporation Law establishes special requirements for certain "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. "Business combinations" include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is any person who beneficially owns 10% or more of the voting power of the outstanding voting stock or is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date on which interested stockholder status is determined, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock. Among other things, the law prohibits any business combination between us and an interested stockholder or an affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder unless the Board approved in advance the transaction in which the person became an interested stockholder. The Board may provide that its approval is subject to compliance with any terms and conditions determined by the Board.

        The business combination statute requires payment of a fair price to stockholders to be determined as set forth in the statute or a supermajority stockholder approval of any transactions between us and an interested stockholder after the end of the five-year period. This approval means that the transaction must be recommended by the Board and approved by at least:

  •
  80% of the votes entitled to be cast by holders of outstanding voting shares; and

  •
  66 2/3% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        The business combination statute restricts the ability of third parties who acquire, or seek to acquire, control of us to complete mergers and other business combinations without the approval of the Board even if such a transaction would be beneficial to stockholder.

        The Board has exempted any business combination with any person from the business combination statute, so long as the Board first approves such business combination.

Maryland Control Share Acquisition Statute

        The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by 66 2/3% of the votes entitled to be cast on the matter. The acquiring person, officers and directors who are also employees are not entitled to vote on the matter. "Control shares" are shares of stock that, taken together with all other shares of stock owned by the acquiring person or in respect of which the acquiring person is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors in one of the following ranges: 10% or more but less than 33 1/3%; 33 1/3% or more but less than 50%; or 50% or more. Control shares do not include shares of stock that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        A person who has made (or proposes to make) a control share acquisition and who satisfies certain conditions (including agreeing to pay the expenses of the meeting) may compel the Board to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

        If voting rights are not approved at a meeting of stockholders or if the acquiring person does not deliver an acquiring person statement as required by the statute, then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to the absence of voting rights, as of the date of either:

  •
  the last control share acquisition by the acquiring person; or

  •
  any meeting where stockholders considered and did not approve voting rights of the control shares.

        If voting rights for control shares are approved at a stockholders' meeting and the acquiring person becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that stockholders would be able to require us to redeem shares of our stock from them for fair value. For this purpose, the fair value may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

        The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction or acquisitions of shares approved or exempted by the Charter or the Bylaws.

        The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that the Board will not amend or eliminate this provision in the future. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Transfer Agent and Registrar

        American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038, is the transfer agent and registrar for our Common Stock, Series B Preferred Stock and Series C Preferred Stock. Its telephone number is (800) 937-5449 (toll-free).

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income and estate tax consequences to the holders of shares of Preferred Stock who, pursuant to the Offer to Purchase, tender such shares. The discussion does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, persons who acquired shares as compensation and persons who sold shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for federal income tax purposes). Moreover, this discussion assumes that all stockholders hold shares of Preferred Stock as capital assets within the meaning of Section 1221 of the Code.

        You should be aware that in this section, when we use the term:

  •
  "Code," we mean the Internal Revenue Code of 1986, as amended;

  •
  "Domestic Stockholder," we mean a Stockholder that is a U.S. Person;

  •
  "Foreign Stockholder," we mean a Stockholder that is not a U.S. Person;

  •
  "IRS," we mean the Internal Revenue Service;

  •
  "Stockholder," we mean a holder of shares of our capital stock;

  •
  "U.S. Person," we mean (i) a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof, including, for this purpose, the District of Columbia; (iii) a partnership (or entity treated as a partnership for tax purposes) organized in the United States or under the laws of the United States or of any state thereof, including, for this purpose, the District of Columbia (unless provided otherwise by future Treasury regulations); (iv) an estate whose income is includible in gross income for federal income tax purposes regardless of its source; or (v) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have authority to control all substantial decisions of the trust. Notwithstanding the preceding clause, to the extent provided in Treasury regulations, certain trusts that were in existence on August 20, 1996, that were treated as U.S. Persons prior to such date, and that elect to continue to be treated as U.S. Persons, also are U.S. Persons.

        If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership having foreign persons as partners should consult its tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.

        The statements in this section are based on the current federal income tax laws. There is no assurance that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. There is no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

        This summary provides general information only and is not tax advice. We urge you to consult your tax advisor regarding the specific tax consequences to you of a tender of Preferred Stock pursuant to the Offer to Purchase. Specifically, all holders should consult their tax advisor regarding the federal, state, local, foreign and other tax consequences of the exchange of Preferred Stock for cash, as well as potential changes in applicable tax laws.

Treatment of Domestic Stockholders

  Treatment of the Offer to Purchase

        Our purchase of a U.S. Person's shares will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. The amount of cash received that represents the payment of accrued but previously-unpaid dividends will be treated as ordinary dividend income to a U.S. Person for United States federal income tax purposes in the manner described below. Otherwise, except as discussed below, receipt by a U.S. Person of cash for shares validly tendered pursuant to the Offer to Purchase will be treated as a sale or exchange, if certain conditions are met, and the U. S. Holder will recognize gain or loss in an amount equal to the difference between (1) the amount of cash received pursuant to the Offer to Purchase and (2) the U.S. Person's adjusted tax basis in the shares surrendered pursuant to the Offer to Purchase. Any gain or loss recognized by a U.S. Person on the sale or exchange of shares generally will be a capital gain or loss if the shares are a capital asset to the U.S. Person, and will be long-term capital gain or loss if the shares have been held for more than one year at the time the Offer to Purchase is completed. However, the tax consequences of the Offer to Purchase may vary depending on the U.S. Person's particular facts and circumstances, and the entire amount of cash received pursuant to the Offer to Purchase may be treated as a dividend. That is, a U.S. Person may, depending on his or her particular circumstances, be treated not as having sold his or her shares, but rather as having received a distribution in respect of stock from us under Section 302 of the Code or Section 306 of the Code.

  Section 302 Analysis

        Under Section 302 of the Code, a U.S. Person whose shares are purchased by us will be treated as having sold such holder's shares, and thus will recognize capital gain or loss if the purchase:

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  results in a "complete termination" of such holder's equity interest in us; or

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  is "not essentially equivalent to a dividend" to such holder.

        Both of these tests, referred to herein as the "Section 302 tests," are explained in more detail below. If a U.S. Person satisfies either of the Section 302 tests, the U.S. Person will be treated as if such holder sold shares to us and will recognize capital gain or loss in an amount equal to the difference between (1) the amount of cash received (other than amounts which represent accrued but unpaid dividends) pursuant to the Offer to Purchase and (2) such U.S. Person's adjusted tax basis in the shares surrendered pursuant to the Offer to Purchase. A U.S. Person's adjusted tax basis in the shares generally will equal the cost of the shares held by such holder. Any gain or loss recognized by a U.S. Person on the disposition of shares generally will be long-term capital gain or loss if the U.S. Person's holding period for the shares that were sold exceeds one year as of the date of purchase by us. Long-term capital gains of individuals generally may be subject to tax at a lower rate. The deduction of capital losses is subject to certain limitations. U.S. Persons should consult their tax advisors regarding the treatment of capital gains and losses. Amounts of cash received upon our purchase of shares that represent accrued but unpaid dividends will be subject to taxation as a dividend distribution in the manner discussed in the following paragraph.

        If a U.S. Person does not satisfy any of the Section 302 tests explained below, our purchase of such holder's shares will not be treated as a sale or exchange under Section 302 of the Code. Instead, the entire amount received by such U.S. Person as a result of our purchase of shares will be treated as a dividend distribution with respect to the shares owned by such holder, to the extent of such holder's share of our current and accumulated earnings and profits, as calculated for United States federal income tax purposes. To the extent the amount of the distribution exceeds such U.S. Person's share of our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of such holder's adjusted tax basis in the Shares owned by such holder and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that our purchase of a U.S. Person's shares is treated as the receipt by such holder of a dividend, such holder's adjusted tax basis in the purchased shares will be added to any shares of Preferred Stock retained by such holder, and if the U.S. Person retains no such shares, the adjusted tax basis will be added to any other stock of the Company owned by such holder. In addition, such U.S. Holder would not be permitted to recognize any loss on the transaction. A U.S. Person that is a corporation may be eligible for a dividends received deduction for amounts received that are treated as dividends under these rules, and a non-corporate U.S. Person may be able to treat such amounts as "qualified dividend income," which is taxable at the same rate as long-term capital gains.

        Constructive Ownership of Stock and Other Issues.    In applying each of the Section 302 tests explained below, U.S. Persons must take into account not only shares and any other stock in the Company that they actually own but also shares of Preferred Stock and any other Impac capital stock they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. Person is treated as owning any shares of Preferred Stock and any other Impac stock that is owned (actually, and in some cases, constructively) by certain related individuals and entities, as well as shares of Preferred Stock and any other Impac stock that such holder has the right to acquire by exercise of an option or by conversion or exchange of another security, including any of our debt. Due to the factual nature of the Section 302 tests explained below, U.S. Persons should consult their own tax advisors to determine whether the purchase of their Shares qualifies for sale treatment in their particular circumstances.

        Section 302 Tests.    One of the following tests must be satisfied with respect to a U.S. Person in order for our purchase of shares to be treated as a sale or exchange by such U.S. Person for United States federal income tax purposes:

        Complete Termination Test.    Assuming the U.S. Person actually or constructively owns no stock in Impac other than the shares, our purchase of his shares will result in a "complete termination" of such holder's equity interest in the Company if (1) all the shares that are actually owned by such holder are sold to us and (2) all the shares that are constructively owned by such holder, if any, are sold to us or, with respect to shares owned by certain related individuals, such holder effectively waives, in accordance with Section 302(c) of the Code, attribution of shares which otherwise would be considered as constructively owned by such holder. U.S. Persons wishing to satisfy the "complete termination" test through waiver of the constructive ownership rules should consult their own tax advisors.

        Not Essentially Equivalent to a Dividend Test.    The purchase of a U.S. Person's shares will be treated as "not essentially equivalent to a dividend" if the reduction in such holder's proportionate interest in the Company as a result of the purchase constitutes a "meaningful reduction" given such holder's particular circumstances. Whether the receipt of cash by a U.S. Person who sells shares will be "not essentially equivalent to a dividend" will depend upon such holder's particular facts and circumstances. The factors to be considered in determining whether a reduction in a stockholder's proportionate interest in a corporation results in a "meaningful reduction" relate to the stockholder's right to vote and exercise control, the right to participate in current earnings and accumulated surplus and the right to share in net assets on liquidation. For example, the IRS has ruled that any reduction in a stockholder's proportionate interest is a "meaningful reduction" if the stockholder owns less than 1% of the shares of a corporation and did not have management control over the corporation. U.S. Persons should consult their own tax advisors as to the application of this test in their particular circumstances.

  Section 306 Analysis

        In general, if the shares constitute Section 306 stock to a U.S. Person, the amount realized by such U.S. Person in redemption of such shares will not be offset by his adjusted tax basis in such shares and will result in dividend income treatment to the extent of our available earnings and profits, unless the redemption completely terminates such holder's entire actual and constructive ownership interest in our equity (as described under the caption "Complete Termination Test" above). If the redemption of such shares results in dividend income treatment, to the extent the amount of the distribution exceeds a U.S. Person's share of our available earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of such U.S. Person's adjusted tax basis in the shares owned by such holder and any remainder will be treated as capital gain (which may be long-term capital gain as described above). In addition, if amounts received by a U.S. Person are treated as a dividend under these rules, such U.S. Person would not be permitted to recognize any loss. A U.S. Person that is a corporation may be eligible for a dividends received deduction for amounts received that are treated as dividends under these rules, and a non-corporate U.S. Person may be able to treat such amounts as "qualified dividend income." The law is unclear as to the treatment of any unused tax basis in a U.S. Person's shares of Preferred Stock if the redemption of such shares results in dividend income treatment to such U.S. Person under Section 306 of the Code. Section 306 stock generally includes certain preferred stock received as a stock dividend on common stock, certain preferred stock received in a tax-free reorganization and stock the basis of which is determined by reference to Section 306 stock. U.S. Persons should consult their tax advisors as to the particular consequences to them in such a case.

  Backup Withholding

        Under certain circumstances, U.S. Persons may be subject to backup withholding (currently a rate of 28%) with respect to the amount of consideration received in connection with such holder's sale of shares pursuant to the Offer to Purchase, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, certifies that such number is correct and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Person's United States federal income tax liability, provided the required information is furnished to the IRS.

        The United States federal income tax discussion set forth above is for general information only. It is a summary and does not discuss all aspects of United States federal income taxation that may be relevant to particular U.S. Persons in light of their particular circumstances and income tax situations. U.S. Persons should consult their own tax advisors as to the particular tax consequences to them of the Offer to Purchase, including the effect of any federal, state, local, foreign or other tax laws.

Treatment of Foreign Stockholders

        Except as discussed below, gain recognized by a Foreign Stockholder on the sale or exchange of our shares will not be subject to U.S. federal income tax unless our stock constitutes a U.S. real property interest ("USRPI"). Assuming that our stock does not constitute a USRPI, if you are a Foreign Stockholder and you do not hold shares of Preferred Stock in connection with the conduct of a United States trade or business, you will generally not be subject to U.S. federal income tax on any gain resulting from your exchange of Preferred Stock for cash pursuant to the Offer to Purchase. If, however, you are a nonresident alien individual and were present in the United States for 183 days or more during the taxable year, then you will be subject to a 30% tax on any capital gain recognized. If your investment in our stock is effectively connected with your conduct of a U.S. trade or business, you will generally be subject to the same treatment as a Domestic Stockholder with respect to such gain.

        Notwithstanding the above, the amount of cash received by a Foreign Stockholder that represents the payment of accrued but previously-unpaid dividends will be treated as ordinary dividend income to the extent of such holder's share of our current and accumulated earnings and profits, as calculated for United States federal income tax purposes. In addition, if a Foreign Stockholder does not satisfy any of the Section 302 tests explained above, the amount received by such Foreign Stockholder as a result of our purchase of such holder's shares will also be treated as ordinary dividend income to the same extent. Any such amount in excess of such holder's share of our current and accumulated earnings and profits will be treated first as a tax-free return of capital, and thereafter as capital gain. Amounts treated as dividends, to the extent that they are not effectively connected with a U.S. trade or business of the Foreign Stockholder, will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable income tax treaty). In general, a Foreign Stockholder will not be considered engaged in a U.S. trade or business solely as a result of its ownership of our stock. In cases where the dividend income from a Foreign Stockholder's investment in our stock is (or is treated as) effectively connected with the Foreign Stockholder's conduct of a U.S. trade or business, the Foreign Stockholder generally will be subject to U.S. tax at graduated rates, in the same manner as Domestic Stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Foreign Stockholder that is a foreign corporation).

        Gain recognized by a Foreign Stockholder on the sale or exchange of a USRPI is subject to U.S. federal income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Unless our stock constitutes a USRPI, a sale of our stock by a Foreign Stockholder generally will not be subject to U.S. federal income tax under FIRPTA. We do not expect that our stock will constitute a USRPI. Our stock will not constitute a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interest in real property solely in the capacity as a creditor. Even if the foregoing test is not met, our stock will not constitute a USRPI if we are a domestically controlled REIT. A "domestically controlled REIT" is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Foreign Stockholders. Even if we do not constitute a domestically controlled REIT, a Foreign Stockholder's gain on the sale of any class of our stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) that class of our stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and (ii) the selling Foreign Stockholder has owned (actually or constructively) 5% or less of such class of our stock at all times during a specified testing period.

        If gain on the sale of our stock were subject to taxation under FIRPTA, the Foreign Stockholder would generally be subject to the same treatment as a Domestic Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and we, as the purchaser of the stock, could be required to withhold 10% of the purchase price and remit such amount to the IRS.

MISCELLANEOUS

        We are not aware of any jurisdiction in which the making of the Offer to Purchase and Consent Solicitation is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Offer to Purchase and Consent Solicitation would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer to Purchase and Consent Solicitation will not be made to (nor will tenders of shares be accepted from or on behalf of) the stockholders residing in such jurisdiction.

        No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase and Consent Solicitation or in the letters of transmittal and consent and, if given or made, such information or representation must not be relied upon as having been authorized.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any Offering Circular we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room and its copy charges.

        Our internet website address is www.impaccompanies.com. We make available free of charge, through our internet website, under the "Investors—Investor Information—SEC Filings" section, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in or accessible from our internet website is not part of this Offering Circular.

        We filed a Schedule TO pursuant to Rule 13e-4 under the Exchange Act to furnish certain information about the Offer to Purchase and Consent Solicitation. You may obtain copies of the Schedule TO (and any amendments to those documents) in the manner described above.

        This Offering Circular incorporates by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. We have filed the documents listed below with the SEC and these documents are incorporated herein by reference:

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (which is included with this Offering Circular);

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  our definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 30, 2009 for our 2009 Annual Meeting of Stockholders to held on July 21, 2009 (which is included with this Offering Circular);

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  our Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 11, 2009 (which is included with this Offering Circular);

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  our Current Reports on Form 8-K filed on

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  the description of our Common Stock included in Form 8-A, including all amendments and reports filed for the purpose of updating such description;

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  the description of our Series B Preferred Stock included in Form 8-A12B/A, Amendment No. 1 filed on June 30, 2004; and

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  the description of our Series C Preferred Stock included in Form 8-A12B filed on November 19, 2004.

        Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Circular and prior to the expiration of the Offer to Purchase and Consent Solicitation to which this Offering Circular relates (other than information in such documents that is not deemed to be filed), will automatically be deemed to be incorporated by reference in this Offering Circular and to be part hereof from the date of filing those documents.

        We have not authorized anyone to give any information or make any representation about the Offer to Purchase and Consent Solicitation that is different from, or in addition to, that contained in this Offering Circular. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to purchase or sell, or solicitations of offers to purchase or sell, the securities offered by this Offering Circular are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Offering Circular does not extend to you. The information contained in this Offering Circular speaks only as of the date of this Offering Circular unless the information specifically indicates that another date applies.

The Information Agent for this Offer to Purchase is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and brokers call collect: (212) 269-5550
All others call toll free: (800) 269-6427

 ANNEX A

Amendment to the Company's Charter
Series B Preferred Stock

 IMPAC MORTGAGE HOLDINGS, INC.

Articles of Amendment~~Articles Supplementary~~
~~9.375% Series B Cumulative Redeemable Preferred Stock~~

        Impac Mortgage Holdings, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

        FIRST: ~~Under a power contained in Article VI of the Articles of Amendment and Restatement of the Corporation, as amended and supplemented (the "Charter"), the Board of Directors by duly adopted resolutions classified and designated 7,500,000 shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of~~ 9.375% Series B Cumulative Redeemable Preferred Stock accepted for record by the State Department of Assessments and Taxation of Maryland on May 26, 2004 (the "Articles Supplementary") and forming a part of the charter of the Corporation (the "Charter") shall be amended as follows: ~~with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof~~.

        1.     The Articles Supplementary shall be amended and restated and replaced as follows:

Series B Preferred Stock

          (1)   DESIGNATION AND NUMBER. A series of preferred stock, designated the "9.375% Series B Cumulative Redeemable Preferred Stock" (the "Series B Preferred Stock"), is hereby established. The number of shares of the Series B Preferred Stock shall be ~~7,500,000.~~2,000,000.

          (2)   RANK. The Series B Preferred Stock shall, with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of Common Stock, to the Series A Junior Participating Preferred Stock (as defined in the Charter) and to all equity securities of the Corporation the terms of which specifically provide that such equity securities rank junior to such Series B Preferred Stock; (b) on a parity with all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank on parity with the Series B Preferred Stock; and (c) junior to all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock. The term "equity securities" shall not include convertible debt securities.

          (3)   DIVIDENDS.

            (a)   Holders of the then outstanding shares of Series B Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the payment of dividends, ~~cumulative preferential~~ cash dividends at the rate of 9.375% of the $25.00 liquidation preference per annum (equivalent to a fixed annual amount of $2.34375 per share). Such dividends shall not be cumulative ~~from the first date on which any Series B Preferred Stock is issued~~ and shall, if declared, be payable quarterly ~~in arrears~~ on March 31, June 30, September 30, and December 31 of each year or, if not a business day, the prior preceding business day (each, a "Dividend Payment Date"). Any dividend payable on the Series B Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months ~~(it being understood that the dividend payable on June 30, 2004 will be for less than the full dividend period)~~. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the first day of the calendar month on which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

            (b)   No dividends on shares of Series B Preferred Stock shall be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

            (c)   ~~Notwithstanding the foregoing, dividends on the Series B Preferred Stock shall accrue whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings. whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.~~The Corporation shall not be obligated to pay any unpaid dividend accrued on or prior to the effective date of these Articles of Amendment.

            (d)   ~~Except as provided in Section 3(e) below, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or in shares of any series of preferred stock making junior to the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any preferred stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation, nor shall any shares of Common Stock, or any shares of preferred stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or nude available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for other capital stock of the Corporation ranking junior to the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation and except for transfers made pursuant to the provisions of Article VII of the Charter).~~Intentionally Omitted.

            (e)   When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series B Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock in that respective quarter shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio ~~that accrued dividends per share on the Series B Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other~~in that respective quarter.. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series B Preferred Stock which ~~may be in arrears~~is declared but unpaid.

            (f)    Any dividend payment made on shares of the Series B Preferred Stock shall first be credited against the earliest ~~accrued~~declared but unpaid dividend due with respect to such shares which remains payable. Holders of the Series B Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock in excess of ~~full cumulative~~ dividends on the Series B Preferred Stock which have been declared as described above.

          (4)   LIQUIDATION DISTRIBUTION.

            (a)   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series B Preferred Stock then outstanding are entitled to be paid out of the assets of the Corporation, legally available for distribution to its stockholders, the sum of ~~(a)~~ a liquidation preference of $25.00 per share~~, (b) an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment and (c) the applicable premium (expressed in dollar amount) per share during the applicable period as set forth in the table below,~~ before any distribution of assets is made to holders of Common Stock or any series of preferred stock of the Corporation that ranks junior to the Series B Preferred Stock ~~as to liquidation rights:~~.

~~12-Month Period~~	~~Applicable Premium~~
~~May 28, 2004 to May 27, 2005~~	~~$~~	~~2.00~~
~~May 28, 2005 to May 27, 2006~~	~~$~~	~~1.75~~
~~May 28, 2006 to May 27, 2007~~	~~$~~	~~1.50~~
~~May 28, 2007 to May 27, 2008~~	~~$~~	~~1.00~~
~~May 28, 2008 to May 27, 2009~~	~~$~~	~~0.50~~
~~May 28, 2009 and thereafter~~	~~$~~	~~0.00~~

            (b)   In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking on a parity with the Series B Preferred Stock in the distribution of assets, then the holders of the Series B Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

            (c)   After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

            (d)   Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series B Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

            (e)   The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation with or into the Corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

          (5)   REDEMPTION.

            (a)   Right of Optional Redemption.    The Series B Preferred Stock ~~is not redeemable prior to the fifth year anniversary of the issuance of the Series B Preferred Stock,~~ has no stated maturity and will not be subject to any sinking fund or mandatory redemption. ~~However, in~~In order to ensure that the Corporation continues to qualify as a real estate investment trust ("REIT") for federal income tax purposes, the Series B Preferred Stock will be subject to the provisions of Article VII of the Charter. Pursuant to Article VII, and without limitation of any provisions of such Article VII, Series B Preferred Stock, together with other equity stock of the Corporation, owned by a stockholder in excess of the Aggregate Stock Ownership Limit (as defined in the Charter) will automatically be transferred to a Trust (as defined in the Charter) for the benefit of a Charitable Beneficiary (as defined in the Charter). ~~On and after the fifth year anniversary of the issuance of the Series B Preferred Stock, the~~The Corporation, at its option and upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share~~, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided in Section 5(c) below), without interest~~. If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Corporation.

            (b)   ~~Limitations on Redemption.    Unless full cumulative dividends on all shares of Series B Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchange for capital stock of the Corporation ranking junior to the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation); provided, however, that the foregoing shall not prevent such action by the Board of Directors or its designees pursuant to Article VII in order to ensure that the Corporation remains qualified as a REIT for federal income tax purposes or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.~~ Intentionally Omitted.

            (c)   Rights to Dividends on Shares Called for Redemption.    ~~Immediately prior to any redemption of Series B Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends to and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the~~The Corporation will make no payment or allowance for declared and unpaid dividends~~, whether or not in arrears,~~ on Series B Preferred Stock which is redeemed.

            (d)   Procedures for Redemption.

              (i)    Notice of redemption will be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given.

              (ii)   In addition to any information required by law or by the applicable rules of any exchange upon which Series B Preferred Stock may be listed or admitted to trading, such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series B Preferred Stock to be redeemed; and (D) the place or places where the Series B Preferred Stock is to be surrendered for payment of the redemption price~~; and (E) that dividends on the shares to be redeemed will cease to accrue on such redemption date.~~  If less than all of the Series B Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed.

              (iii)  If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then, from and after the redemption date, ~~dividends will cease to accrue on such shares of Series B Preferred Stock,~~ such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place designated in such notice ~~and~~. ~~upon~~Upon surrender in accordance with said notice of the certificates for shares of Series B Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such shares of Series B Preferred Stock shall be redeemed by the Corporation at the redemption price ~~plus any accrued and unpaid dividends payable upon such redemption~~. In case less than all the shares of Series B Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Series B Preferred Stock without cost to the holder thereof.

              (iv)  The deposit of funds with a bank or trust corporation for the purpose of redeeming Series B Preferred Stock shall be irrevocable except that:

                (A)  the Corporation shall be entitled to receive from such bank or trust corporation the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any share redeemed shall have no claim to such interest or other earnings: and

                (B)  any balance of monies so deposited by the Corporation and unclaimed by the holders of the Series B Preferred Stock entitled thereto at the expiration of two years from the applicable redemption dates shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

            (e)   Application of Article VII.    The shares of Series B Preferred Stock are subject to the provisions of Article VII of the Charter, including, without limitation, the provision for the redemption of shares transferred to the Trust (as defined in such Article). For this purpose, the market price of the Series B Preferred Stock shall equal $25.00 per share~~, plus all accrued and unpaid dividends on the shares of Series B Preferred Stock~~.

            (f)    Status of Redeemed Shares.    Any shares of Series B Preferred Stock that shall at any time have been redeemed or otherwise acquired by the Corporation shall, after such redemption or acquisition, have the status of authorized but unissued preferred stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board of Directors.

          (6)   VOTING RIGHTS.

            (a)   Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below.

            ~~(b)   Whenever dividends on any shares of Series B Preferred Stock or any series of preferred stock ranking on parity as to payment of dividends with the Series B Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive (a "Preferred Dividend Default"), the holders of such shares of Series B Preferred Stock (voting separately as a class with any other classes or all other series of our preferred stock ranking on a parity with the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation ("Parity Preferred"), upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of a total of two additional directors of the Corporation, provided that any such directors, if elected, shall not cause the Corporation to violate the requirement of Section 303A.02 of the New York Stock Exchange Listed Company Manual, or any successor provision thereto, that the Corporation have a majority of independent directors (the "Preferred Stock Directors"), and the number of directors on the Board of Directors shall increase by two, at a special meeting called by the holders of record of at least 20% of the Series B Preferred Stock or the holders of any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders in which event such meeting shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred Stock and any series of preferred stock ranking on parity as to payment of dividends with the Series B Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.~~

            ~~(c)   f and when all accumulated dividends and the dividend for the then current dividend period on the Series B Preferred Stock and any series of preferred stock ranking on parity as to payment of dividends with the Series B Preferred Stock shall have been paid in full or set aside for payment in full, the holders of shams of Series B Preferred Stock shall be divested of the voting rights set forth in Section 6(b) hereof (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the current dividend period have been paid in full or set aside for payment in full on all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the Board of Directors shall decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series B Preferred Stock when they have the voting rights set forth in Section 6(b) (voting separately as a class with the Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Preferred Stock when they have the voting rights set forth in Section 6(b) (voting separately as a class~~

    ~~with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.~~

            (~~d~~b) So long as any shares of Series B Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series B Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class with all series of Parity Preferred that the Corporation may issue upon which like voting rights have been conferred and are exercisable), (i) ~~authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series B Preferred Stock with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock of the Corporation into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; (ii)~~ amend, alter or repeal any of the provisions of the Charter, so as to materially and adversely affect any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series B Preferred Stock or the holders thereof; provided, however, that any increase or decrease in the number of the authorized preferred stock (subject to the limit that the number of authorized share of preferred stock shall not be decreased below the number issued and outstanding at such time), including the number of Series B Preferred Stock (subject to the limit that the number of authorized shares of Series B Preferred Stock shall not be decreased below the number issued and outstanding at such time), or the creation or issuance of any additional Series B Preferred Stock or other series of preferred stock that the Corporation may issue, or any increase in the amount of authorized shares of such series, in each case ranking senior to or on a parity with or junior to the Series B Preferred Stock that the Corporation may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, shall be deemed not to materially and adversely affect such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption; or (~~iii~~ii) enter into, approve, or otherwise facilitate a binding share exchange or reclassification involving the Series B Preferred Stock that materially and adversely affects any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series B Preferred Stock or a consolidation, merger or similar transaction involving the Corporation unless in the case of a binding share exchange, reclassification, consolidation, merger or other similar transactions the shares of Series B Preferred Stock remain outstanding with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption materially unchanged or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case with preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series B Preferred Stock that are not individually or in the aggregate materially less favorable to the holders of the Series B Preferred Stock than the preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series B Preferred Stock as described herein.

            (~~e~~c) The foregoing ~~voting provisions~~ provision 6(b) will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

          (7)   CONVERSION. The Series B Preferred Stock is not convertible into or exchangeable for any property or securities of the Corporation.

        SECOND: The ~~7,500,000~~2,000,000 shares of Series B Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.

        THIRD: ~~These~~ The foregoing amendments to the Charter were advised ~~Articles Supplementary have been approved~~ by the Board of Directors and approved by the stockholders as ~~in the manner and by the vote~~ required by law and the Charter.

        FOURTH: The undersigned President of the Corporation acknowledges these Articles ~~Supplementary~~ of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Secretary and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[SIGNATURE PAGE FOLLOWS)

        IN WITNESS WHEREOF, the Corporation has caused these Amended and Restated Articles Supplementary to be signed in its name and on its behalf by its President and attested to by its secretary on this    day of                        , ~~2004.~~2009.

ATTEST:		IMPAC MORTGAGE HOLDINGS, INC.
By:	Name: Ronald M. Morrison Title: Secretary	By:	Name: William S. Ashmore Title: President

 ANNEX B

Amendment to the Company's Charter
Series C Preferred Stock

 IMPAC MORTGAGE HOLDINGS, INC.

Articles of Amendment~~Articles Supplementary~~
~~9.125% Series C Cumulative Redeemable Preferred Stock~~

        Impac Mortgage Holdings, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

        FIRST: ~~Under a power contained in Article VI of the Articles of Amendment and Restatement of the Corporation, as amended and supplemented (the "Charter"), the Board of Directors by duly adopted resolutions reclassified and designated 5,500,000 shares of authorized but unissued~~ The Articles Supplementary of the Corporation establishing and fixing the rights and preferences of the Corporation's 9.375% Series B Cumulative Redeemable Preferred Stock ~~(as defined in the Charter)~~ as shares of 9.125% Series C Cumulative Redeemable Preferred Stock accepted for record by the State Department of Assessments and Taxation of Maryland on November 18, 2004 (the "Articles Supplementary") and forming a part of the charter of the Corporation (the "Charter") shall be amended as follows: ~~with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.~~

          1.     The Articles Supplementary shall be amended and restated and replaced as follows:

Series C Preferred Stock

          (1)   DESIGNATION AND NUMBER. A series of preferred stock, designated, the "9.125% Series C Cumulative Redeemable Preferred Stock" (the "Series C Preferred Stock"), is hereby established. The number of shares of the Series C Preferred stock shall be 5,500,000.

          (2)   RANK. The Series C Preferred Stock shall, with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of Common Stock, to the Series A Junior Participating Preferred Stock (as defined in the Charter) and to all equity securities of the Corporation the terms of which specifically provide that such equity securities rank junior to such Series C Preferred Stock; (b) on a parity with the 9.375% Series B Cumulative Redeemable Preferred Stock (as defined in the Charter) and with all other equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank on parity with the Series C Preferred Stock; and (c) junior to all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank senior to the Series C Preferred Stock. The term "equity securities" shall not include convertible debt securities.

          (3)   DIVIDENDS.

            (a)   Holders of the then outstanding shares of Series C Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the payment of dividends, ~~cumulative preferential~~ cash dividends at the rate of 9.125% of the $25.00 liquidation preference per annum (equivalent to a fixed annual amount of $2.28125 per share). Such dividends shall not be cumulative ~~from the first date on which any Series C Preferred Stock is issued~~ and shall, if declared, be payable quarterly ~~in arrears~~ on March 31, June 30, September 30, and December 31 of each year or, if not a business day, the, prior preceding business; day (each, a "Dividend Payment Date"). Any dividend payable on the Series C Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months ~~(it being understood that the dividend~~

    ~~payable on December 31, 2004 will be for less than the full dividend period)~~. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the first day of the calendar month on which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a Dividend Record Date).

            (b)   No dividends on shares of Series C Preferred Stock shall be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

            (c)   ~~Notwithstanding the foregoing, dividends on the Series C Preferred Stock shall accrue whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series C Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.~~The Corporation shall not be obligated to pay any unpaid dividend accured on or prior to the effective date of these Articles of Amendment.

            (d)   ~~Except as provided in Section 3(e) below, unless full cumulative dividends on the Series C Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or in shares of any series of preferred stock ranking junior to the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid r set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any preferred stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation, nor shall any shares of Common Stock, or any shares of preferred stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for other capital stock of the Corporation ranking junior to the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation and except for transfers made pursuant to the provisions of Article VII of the Charter).~~Intentionally Omitted.

            (e)   When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series C Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series C Preferred Stock in that respective quarter shall be declared pro rata so that the amount of dividends declared per share of Series C Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio ~~that accrued dividends per share on the Series C Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each~~

    ~~other~~in that respective quarter. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series C Preferred Stock which ~~may be in arrears~~is declared but unpaid.

            (f)    Any dividend payment made on shares of the Series C Preferred Stock shall first be credited against the earliest ~~accrued~~declared but unpaid dividend due with respect to such shares which remains payable. Holders of the Series C Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock in excess of ~~full cumulative~~ dividends on the Series C Preferred Stock which have been declared as described above.

          (4)   LIQUIDATION DISTRIBUTION.

            (a)   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series C Preferred Stock then outstanding are entitled to be paid out of the assets of the Corporation, legally available for distribution to its stockholders, the sum of ~~(a)~~ a liquidation preference of $25.00 per share~~, (b) an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment and (c) the applicable premium (expressed in dollar amount) per share during the applicable period as set forth in the table below,~~ before any distribution of assets is made to holders of Common Stock or any series of preferred stock of the Corporation that ranks junior to the Series C Preferred Stock ~~as to liquidation rights:~~.

~~12-Month Period~~	~~Applicable Premium~~
~~November 23, 2004 to November 22, 2005~~	~~$~~	~~2.00~~
~~November 23, 2005 to November 22, 2006~~	~~$~~	~~1.75~~
~~November 23, 2006 to November 22, 2007~~	~~$~~	~~1.50~~
~~November 23, 2007 to November 22, 2008~~	~~$~~	~~1.00~~
~~November 23, 2008 to November 22, 2009~~	~~$~~	~~0.50~~
~~Nov ember 23, 2009 and thereafter~~	~~$~~	~~0.00~~

            (b)   In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series C Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking on a parity with the Series C Preferred Stock in the distribution of assets, then the holders of the Series C Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

            (c)   After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

            (d)   Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series C Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

            (e)   The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation with or into the Corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

          (5)   REDEMPTION.

            (a)   Right of Optional Redemption.    The Series C Preferred Stock ~~is not redeemable prior to the fifth year anniversary of the issuance of the Series C Preferred Stock,~~ has no stated maturity and will not be subject to any sinking fund or mandatory redemption. ~~However, in~~In order to ensure that the Corporation continues to qualify as a real estate investment trust ("REIT") for federal income tax purposes, the Series C Preferred Stock will be subject to the provisions of Article VII of the Charter. Pursuant to Article VII, and without limitation of any provisions of such Article VII, Series C Preferred Stock, together with other equity stock of the Corporation, owned by a stockholder in excess of the Aggregate Stock Ownership Limit (as defined in the Charter) will automatically be transferred to a Trust (as defined in the Charter) for the benefit of a Charitable Beneficiary (as defined in the Charter). ~~On and after the fifth year anniversary of the issuance of the Series C Preferred Stock, the~~The Corporation, ~~t~~at its option and upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share~~, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided n Section 5(c) below), without interest~~. If less than all of the outstanding Series C Preferred Stock is to be redeemed, the Series C Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) fir by any other equitable method determined by the Corporation.

            (b)   ~~Limitations on Redemption. Unless full cumulative dividends on all shares of Series C Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series C Preferred Stock shall be redeemed unless all outstanding shares of Series C Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series C Preferred Stock (except by exchange for capital stock of the Corporation ranking junior to the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation); provided, however, that the foregoing, shall not prevent such action by the Board of Directors or its designees pursuant to Article VII in order to ensure that the Corporation remains qualified as a REIT for federal income tax purposes or tie purchase or acquisition of shares of Series C Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series C Preferred Stock.~~Intentionally Omitted.

            (c)   Rights to Dividends on Shares Called for Redemption.    ~~Immediately prior to any redemption of Series C Preferred Stock, the Corporation shall pay in cash, any accumulated and unpaid dividends to and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series C Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the~~The Corporation will make no payment or allowance for declared and unpaid dividends~~, whether or not in arrears,~~ on Series C Preferred Stock which is redeemed.

            (d)   Procedures for Redemption.

              (i)    Notice of redemption will be mail by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series C Preferred Stock except as to the holder to whom notice was defective or not given.

              (ii)   In addition to any information required by law or by the applicable rules of any exchange upon which Series C Preferred Stock may be listed or admitted to trading, such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series C Preferred Stock to be redeemed; and (D) the place or places where the Series C Preferred Stock is to be surrendered for payment of the redemption price~~; and (E) that dividends on the shares to be redeemed will cease to accrue on such redemption date~~. If less than all of the Series C Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series C Preferred Stock held by such holder to be redeemed.

              (iii)  If notice of redemption of any shares of Series C Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series C Preferred Stock so called for redemption, then, from and after the redemption date, ~~dividends will cease to accrue on such shares of Series C Preferred Stock,~~ such shares of Series C Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Shares will terminate, except the right to receive the redemption price. Holders of Series C Preferred Stock to be redeemed shall surrender such Series C Preferred Stock at the place designated in such notice ~~and, upon~~. Upon surrender in accordance with said notice of the certificates for shares of Series C Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such shares of Series C Preferred Stock shall be redeemed by the Corporation at the redemption price ~~plus any accrued and unpaid dividends payable upon such redemption~~. In case less than all the shares of Series C Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Series C Preferred Stock without cost to the holder thereof.

              (iv)  The deposit of funds with a bank or trust corporation for the purpose of redeeming Series C Preferred Stock shall be irrevocable except that:

                (A)  the Corporation shall be entitled to receive from such bank or trust corporation the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any shares redeemed shall have no claim to such interest or other earnings; and

                (B)  any balance of monies so deposited by the Corporation and unclaimed by the holders of the Series C Preferred Stock entitled thereto at the expiration of two years from the applicable redemption dates shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

            (e)   Application of Article VII.    The shares of Series C Preferred Stock are subject to the provisions of Article VII of the Charter, including, without limitation, the provision for the redemption of shares transferred to the Trust (as defined in such Article). For this purpose, the market price of the Series C Preferred Stock shall equal $25.00 per share~~, plus all accrued and unpaid dividends on the shares of Series C Preferred Stock~~.

            (f)    Status of Redeemed Shares.    Any shares of Series C Preferred Stock that shall at any time have been redeemed or otherwise acquired by the Corporation shall, after such redemption or acquisition, have the status of authorized but unissued preferred stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board of Directors.

          (6)   VOTING RIGHTS.

            (a)   Holders of the Series C Preferred Stock will not have any voting rights, except as set forth below.

            ~~(b)   Whenever dividends on any shares of Series C Preferred Stock or any series of preferred stock ranking on parity as to payment of dividends with the Series C Preferred Stock, including the 9.375% Series B Cumulative Redeemable Preferred Stock (as defined in the Charter), shall be in arrears for six or more quarterly periods, whether or not consecutive (a 'Preferred Dividend Default"), the holders of such shares of Series C Preferred Stock (voting separately as a class with ant other classes or all other series of our preferred stock, including the 9.375% Series Cumulative Redeemable Preferred Stock (as defined in the Charter), ranking on a parity with the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation ("Parity Preferred"), upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of a total of two additional directors of the Corporation, provided that any such directors, if elected, shall not cause the Corporation to violate the requirement of Section 303A.02 of the New York Stock Exchange Listed Company Manual, or any successor provision thereto, that the Corporation have a majority of independent directors (the `Preferred Stock Directors"), and the number of directors on the Board of Directors shall increase by two, at a special meeting called by the holders of record of at least 20% of the Series C Preferred Stock or the holders of any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders in which event such meeting shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting until all dividends accumulated on such shares of Series C Preferred Stock and any series of preferred stock ranking on parity as to payment of dividends with the Series C Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment t thereof set aside for payment.~~

            ~~(c)   If and when all accumulated dividends and the dividend for the then current dividend period on the Series C Preferred Stock and any series of preferred stock ranking on parity as to payment of dividends with the Series C Preferred Stock, including the 9.375% Series B Cumulative Redeemable Preferred Stock (as defined in the Charter), shall have been paid in full or set aside for payment in full, the holders of shares of Series C Preferred Stock shall be divested of the voting right set forth in Section 6(b) hereof (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the current dividend period have been paid in full or set aside for payment in full on all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the Board of Directors shall decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of 4 majority of the outstanding shares of the Series C Preferred Stock when they have the voting rights set forth in Section 6(b) (voting separately as a class with the Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may~~

    ~~be filled by written consent of the Preferred Stock Director remaining in office, or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series C Preferred Stock when they have the voting rights set forth in Section 6(b) (voting separately as a class with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.~~

            (b)   ~~(d)~~ So long as any shares of Series C Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series C Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class with all series of Parity Preferred that the Corporation may issue upon which like voting rights have been conferred and are exercisable), (i) ~~authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series C Preferred Stock with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Corporation into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; (ii)~~ amend, alter or repeal any of the provisions of the Charter, so as to materially and adversely affect any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series C Preferred Stock or the holders thereof; provided, however, that any increase or decrease in the number of the authorized preferred stock (subject to the limit that the number of authorized shares of preferred stock shall not be decreased below the number issued and outstanding at such time), including the number of Series C Preferred Stock (subject to the limit that the number of authorized shares of Series C Preferred Stock shall not be decreased below the number issued and outstanding at such time), or the creation or issuance of any additional Series C Preferred Stock or other series of preferred stock that the Corporation may issue, or any increase in the amount of authorized shares of such series, in each case ranking senior to or on a parity with or junior to the Series C Preferred Stock that the Corporation may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, shall be deemed not to materially and adversely affect such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption; or (iii) enter into, approve, or otherwise facilitate a binding share exchange or reclassification involving the Series C Preferred Stock that materially and adversely affects any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series C Preferred Stock or a consolidation, merger or similar transaction involving the Corporation unless in the case of a binding share exchange, reclassification, consolidation, merger or other similar transactions the shares of Series C Preferred Stock remain outstanding with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption materially unchanged or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series C Preferred Stock that are not individually or in the aggregate materially less favorable to the holders of the Series C Preferred Stock than the preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series C Preferred Stock as described herein.

            (~~e~~c) The foregoing ~~voting provisions~~provision 6(b) will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series C Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

          (7)   CONVERSION. The Series C Preferred Stock is not convertible into or exchangeable for any property or securities of the Corporation.

        SECOND: The 5,500,000 shares of Series C Preferred Stock have been reclassified and designated by the Board of Directors under the authority contained in the Charter.

        THIRD: ~~These Articles Supplementary have been approved~~ The foregoing amendments to the Charter were advised by the Board of Directors and approved by the stockholders of the Corporation as ~~in the manner and by the vote~~ required by law and the Charter.

        FOURTH: The undersigned President of the Corporation acknowledges these Articles of Amendment ~~Supplementary~~ to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Secretary and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Corporation has caused ~~those~~these Amended and Restated Articles Supplementary to be signed in its name and on its behalf by its President and attested to by its Secretary on this    day of                        , ~~2004.~~2009.

ATTEST:		IMPAC MORTGAGE HOLDINGS, INC.
By:	Name: Ronald M. Morrison Title: Secretary	By:	Name: William S. Ashmore Title: President